As confidentially submitted to the U.S. Securities and Exchange Commission on June 21, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hoth Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Nevada	2834	82-1553794
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Rockefeller Plaza, Suite 1039

New York, New Yok 10020
(646) 756-2997
(Address and telephone number of registrant’s principal executive offices)

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039

New York, New Yok 10020
(646) 756-2997
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard A. Friedman, Esq. Stephen A. Cohen. Esq. Nazia J. Khan, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza, 39th Floor New York, NY 10112-0015 (212) 653-8700	Steven M. Skolnick, Esq. Michael J. Lerner, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price[1]	Amount of Registration Fee[2]

Common Stock, par value $0.0001 per share	$	$

1             Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

2             Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 21, 2018

PROSPECTUS

[          ] Shares

Hoth Therapeutics, Inc.

Common Stock

This is the initial public offering of shares of common stock of Hoth Therapeutics, Inc. We are offering [   ] shares of our common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $[           ] and $[   ] per share.

We intend to apply to list our common stock on The Nasdaq Capital Market under the symbol “HOTH”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)(2)	$	$
Proceeds to us, before expenses	$	$

(1) We refer you to “Underwriting (Conflicts of Interest)” beginning on page 90 of this prospectus for additional information regarding underwriting compensation.

(2) Does not include [TBD] payable to [QIU] to serve as the qualified independent underwriter. See “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

We have granted the underwriters a 45-day option to purchase up to [   ] additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Because persons associated with Laidlaw & Company (UK) Ltd. (“Laidlaw”), the representative of the underwriters in this offering, beneficially hold, collectively, 6,000,000 shares of our common stock, representing an aggregate of approximately 18% of the outstanding shares of common stock on a fully-diluted basis prior to this offering, Laidlaw is deemed to have a “conflict of interest” under Rule 5121 of Financial Industry Regulatory Authority Inc. Accordingly, [QIU] has agreed to act as a “qualified independent underwriter,” within the meaning of Rule 5121 in connection with this offering. In its role as a qualified independent underwriter, [QIU] has participated in the preparation of the registration statement and the prospectus and has exercised the usual standards of due diligence with respect thereto. For a more complete discussion of the role and compensation of the underwriters, please see the section of this prospectus titled “Underwriting (Conflicts of Interest).”

The underwriters expect to deliver the shares on or about                        , 2018.

Laidlaw & Company (UK) Ltd.

Prospectus dated                        , 2018

           We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

           You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Hoth” or “the Company” refer to Hoth Therapeutics, Inc.

Overview

We are a development stage biopharmaceutical company incorporated in May 2017 focused on targeted therapeutics for patients suffering from conditions such as atopic dermatitis, also known as eczema.

Our primary asset is a sublicense agreement with Chelexa Biosciences, Inc. (“Chelexa”) pursuant to which Chelexa has granted us an exclusive sublicense to use its BioLexa Platform, a proprietary, patented, drug compound platform developed at the University of Cincinnati. The license enables us to develop the platform for any indications in humans. Our initial focus will be on the treatment of eczema through the application of a topical cream. Although our initial focus will be on the treatment of eczema, we intend to develop a second topical cream which, upon application, is intended to reduce post-procedure infections, accelerate healing and improve clinical outcomes for patients undergoing aesthetic dermatology procedures. The BioLexa Platform combines a U.S. Food and Drug Administration (“FDA”) approved zinc chelator with one or more approved antibiotics in a topical dosage form to address unchecked eczema flare-ups by preventing the formation of infectious biofilms and the resulting clogging of sweat ducts which trigger symptoms. To our knowledge, it is the first product candidate intended to prevent the symptom triggering flare-ups rather than simply treating symptoms when they occur.

On May 26, 2017, we entered into a sublicense agreement with Chelexa pursuant to which Chelexa granted us an exclusive sublicense to make, use, have made, import, offer for sale, and sell products based upon or involving the use of (i) topical compositions comprising a zinc chelator and gentamicin and (ii) zinc chelators to inhibit biofilm formation (the “BioLexa Platform” or “BioLexa”), which rights were originally granted to Chelexa pursuant to an exclusive license agreement with the University of Cincinnati. In addition, Chelexa granted us the right to issue exclusive and nonexclusive sublicenses (with the right to further sublicense to third parties) to make, use, have made, import, offer for sale, and sell products based upon the BioLexa Platform.

We intend to use the BioLexa Platform to develop two different topical cream products: (i) a product to treat eczema and (ii) a product that reduces post-procedure infections, accelerates healing and improves clinical outcomes for patients undergoing aesthetic dermatology procedures. Our initial focus will be on eczema. Eczema is a disease that results in inflammation of the skin and is characterized by rash, red skin, and itchiness. Eczema is also referred to as atopic dermatitis (“AD”). According to the National Eczema Association, eczema affects approximately 32 million Americans and, at $300 per annum per patient, represents an approximate $9.5 billion market in the U.S. alone.

We intend to pursue Phase 2 clinical testing of the BioLexa products under the 505(b)(2) regulatory pathway, which we expect will enable us to take advantage of the existing safety data for zinc chelator and gentamicin, thereby permitting us to bypass Phase 1 clinical trials and most of the Phase 2 clinical testing that would otherwise be required. By utilizing the 505(b)(2) regulatory pathway and bypassing certain clinical testing, we believe that the FDA approval process will be much shorter than the typical FDA approval process, which we believe may result in lower development costs and shorter development time.

We believe that the key elements for our market success include:

●	the proprietary formulation of two FDA-approved drugs to treat bacterial proliferation reduces development time and costs by giving us the ability to rely on safety and efficacy data from the two approved drugs;

●	our proprietary formulation is not a topical corticosteroid, and may not be subject to the same FDA black box warning issues as most commonly prescribed treatments currently in use; and

●	recent peer-reviewed publications highlight that staph-induced biofilms are the root cause of flare-ups in eczema. Our BioLexa product candidate has been demonstrated to prevent the formation of these biofilms with the promise of delaying or completely arresting flare-ups, rather than merely treating symptoms of a flare-up already underway.

In addition to our sublicense agreement with Chelexa, we entered into an exclusive license agreement with the University of Cincinnati for a patented, novel genetic marker for food allergies. The genetic marker licensed by us from the University of Cincinnati (i) may be used to identify at risk infants in predicting food allergies, including peanut and milk allergies, (ii) may be used to identify a person’s predisposition to an allergic reaction, thereby avoiding such reaction and (iii) may also determine an individual’s propensity to develop AD, such as eczema. We intend to utilize the genetic marker for purposes of determining an individual’s propensity to develop eczema as well as to identify and treat allergies in at-risk infants.

Our Product Pipeline

The following table summarizes the BioLexa expected product development pipeline.

We intend to conduct one Phase 2 study in eczema patients comparing BioLexa to placebo. We will assess the safety and tolerability of the topical formulation of Ca-DTPA and Gentamicin 0.1% in our proprietary topical cream vehicle. We will also measure the time to flare-up of symptoms in each arm of the trial and compare them, although proof of efficacy is not intended to be the primary endpoint for this trial. We expect to enroll 100 subjects in the Phase 2 trial at three centers and to complete the trial, subject to receipt of funding by us, by the middle of 2019.

Following our Phase 2 trial, we intend to conduct up to two Phase 3 pivotal studies in eczema patients again comparing BioLexa to placebo. We are planning to conduct the trials in parallel in a total of 20 centers with a minimum of 300 total subjects. Subject numbers and allocation will be informed by the results of the Phase 2 study. We expect the Phase 3 trial program to be completed, subject to receipt of funding by us, by the end of 2020 or early 2021with an NDA submission targeted for early to mid to late 2021.

There is currently no active investigational new drug application (“IND”) for our product candidate in the United States.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common shares. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include the following:

●	We were formed in May 2017 and have a limited operating history.

●	We have generated no revenue from commercial sales to date and our future profitability is uncertain.

●	If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development and you will likely lose your entire investment.

●	We may expand our business through the acquisition of rights to new drug candidates that could disrupt our business, harm our financial condition and may also dilute current shareholders’ ownership interests in our Company.

●	Our management team lacks experience in the pharmaceutical field.

●	The marketing approval process of the FDA is lengthy, time consuming and inherently unpredictable, and if we ultimately are unable to obtain marketing approval for the product candidates we intend to develop, our business will be substantially harmed.

●	There is no guarantee that the FDA will grant NDA approval of our future products, and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

●	There can be no assurance that the data generated from our clinical trials will be acceptable to FDA.

●	Even if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing FDA regulation or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

●	Our products will face significant competition in the markets for such products, and if they are unable to compete successfully, our business will suffer.

●	Our business depends upon securing and protecting critical intellectual property.

●	We may undertake international operations, which will subject us to risks inherent with operations outside of the United States.

●	Market and economic conditions may negatively impact our business, financial condition and share price.

●	Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

Corporate Information

We were incorporated as a Nevada corporation on May 16, 2017. Our principal executive offices are located at 1 Rockefeller Plaza, Suite 1039, New York, New York 10020 and our telephone number is (646) 756-2997. Our website address is www.hoththerapeutics.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

We have proprietary rights to a number of trademarks used in this prospectus which are important to our business, and have applied for trademarks including for the Hoth logo. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) because we had less than $1.07 billion in revenues during our last fiscal year. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by The JOBS Act. To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

THE OFFERING

Common stock offered by us	[ ] shares
Common stock to be outstanding immediately after this offering	[ ] shares ([ ] , if the underwriters exercise their option to purchase additional shares in full)
Option to purchase additional shares	The underwriters have an option for a period of 45 days to purchase up to an additional [ ] shares of our common stock at the initial public offering price, less the underwriting discount.
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $[ ] million, or approximately $[ ] million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $[ ] per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund the development of the BioLexa Platform for the treatment of eczema, to commence Phase 2 clinical testing under the 505(b)(2) regulatory pathway and for general corporate purposes and working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products; however, we have no current commitments or obligations to do so. See "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” on page 13 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Conflicts of Interest

Because persons associated with Laidlaw, the representative of the underwriters in this offering, beneficially hold, collectively, 6,000,000 shares of our common stock, representing an aggregate of 18% of the outstanding shares of common stock on a fully diluted basis prior to this offering, Laidlaw is deemed to have a “conflict of interest” under Rule 5121 of Financial Industry Regulatory Authority Inc. Accordingly, [QIU] has agreed to act as a “qualified independent underwriter,” within the meaning of Rule 5121 in connection with this offering. In its role as a qualified independent underwriter, [QIU] has participated in the preparation of the registration statement and the prospectus and has exercised the usual standards of due diligence with respect thereto. For a more complete discussion of the role and compensation of the underwriters, please see the section of this prospectus titled “Underwriting (Conflicts of Interest).”

Proposed Nasdaq Capital Market symbol	HOTH

The number of shares of our common stock to be outstanding after this offering is based on 20,347,777 shares of our common stock outstanding as of June 19, 2018, and excludes:

●	3,102,480 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $0.25;

●	3,480,000 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan;

and

●	[ ] shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $[ ] (assuming an initial public offering price of $[ ] per share (the midpoint of the price range set forth on the cover page of this prospectus)).

Except as otherwise indicated, all information in this prospectus assumes:

●	the filing of our Amended and Restated Articles of Incorporation which is filed as Exhibit 3.3 hereto (the “Amended and Restated Articles of Incorporation”) in Nevada and the effectiveness of our Amended and Restated Bylaws which is filed as Exhibit 3.6 hereto each of which will occur immediately prior to the completion of this offering;

●	the conversion of our outstanding Series A Convertible Preferred Stock into an aggregate of shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus;

●	no exercise of outstanding options after [ ], 2018;

●	a reverse split of our common stock effected on , 2018; and

●	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

Summary Financial Data

The summary statements of operations data presented below for the period from May 16, 2017 (inception) through December 31, 2017 are derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period, and the results for the period from May 16, 2017 (inception) through December 31, 2017 and for the six months ended June 30, 2018, are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period.

The following summary financial data should be read with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	For the Period from May 16, 2017 (Inception) through December 31, 2017	For the Six Months Ended June 30, 2018
Statement of Operations Data:
Operating costs and expenses
Research and development	$67,280
Research and development - license acquired	519,563
Compensation and related expenses	1,015,975
Professional fees	213,415
Rent	11,185
Other expenses	44,063
Total operating expenses	1,871,481
Loss from operations	(1,871,481)
Other expenses
Interest expense	144,000
Total other expenses	144,000
Net loss	$(2,015,481)

Balance Sheet Data:

	December 31, 2017			June 30, 2018
		(unaudited)		(unaudited)
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Cash and cash equivalents	$1,230,440	$	$	$	$	$
Working capital	1,180,974
Total assets	1,233,932
Total liabilities	49,466
Convertible preferred stock	173
Common stock	1,882
Additional paid-in-capital	3,197,892
Accumulated deficit	(2,015,481)
Total stockholders’ equity	1,184,466

 (1) On a pro forma basis to reflect the conversion of 1,725,980 shares of Series A Preferred Stock into an aggregate of [ ] shares of common stock.

(2) On a pro forma as adjusted basis to reflect the conversion of [ ] shares of Series A Preferred Stock into an aggregate of [ ] shares of common stock and our issuance and sale of [ ] shares of common stock in this offering at the assumed initial public offering price of $[ ] per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Financial Position and Need for Capital

We have generated no revenue from commercial sales to date and our future profitability is uncertain.

We were incorporated in May 2017 and have a limited operating history and our business is subject to all of the risks inherent in the establishment of a new business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development and expansion of a new business enterprise. Since inception, we have incurred losses and expect to continue to operate at a net loss for at least the next several years as we commence our research and development efforts, conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our net losses for the six months ended June 30, 2018 for the period from May 16, 2017 (inception) through December 31, 2017 (from inception in May 2017) were $[ ] and $2,015,481, respectively, and our accumulated deficit as of June 30, 2018 was $[ ]. There can be no assurance that the products under development by us will be approved for sale in the U.S. or elsewhere. Furthermore, there can be no assurance that if such products are approved they will be successfully commercialized, and the extent of our future losses and the timing of our profitability are highly uncertain. If we are unable to achieve profitability, we may be unable to continue our operations.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development and you will likely lose your entire investment.

We will need to continue to seek capital from time to time to continue development of our lead drug candidate beyond the initial Phase 2 clinical trial and to acquire and develop other product candidates. Our first product is not expected to be commercialized until at least 2022 and we cannot provide any assurances that any revenues it may generate in the future will be sufficient to fund our ongoing operations. We expect the net proceeds of this offering to be sufficient to satisfy our capital requirements for a period of twelve to eighteen months from the date of this prospectus. Accordingly, we believe that we will need to raise substantial additional capital to fund our continuing operations and the development and commercialization of our product candidate in or before eighteen months from the date of this prospectus.

Our business or operations may change in a manner that would consume available funds more rapidly than anticipated and substantial additional funding may be required to maintain operations, fund expansion, develop new or enhanced products, acquire complementary products, business or technologies or otherwise respond to competitive pressures and opportunities, such as a change in the regulatory environment or a change in preferred eczema treatment modalities. In addition, we may need to accelerate the growth of our sales capabilities and distribution beyond what is currently envisioned, and this would require additional capital. However, we may not be able to secure funding when we need it or on favorable terms. We may not be able to raise sufficient funds to commercialize the product candidates we intend to develop.

If we cannot raise adequate funds to satisfy our capital requirements, we will have to delay, scale back or eliminate our research and development activities, clinical studies or future operations. We may also be required to obtain funds through arrangements with collaborators, which arrangements may require us to relinquish rights to certain technologies or products that we otherwise would not consider relinquishing, including rights to future product candidates or certain major geographic markets. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations.

The amount of capital we may need depends on many factors, including the progress, timing and scope of our product development programs; the progress, timing and scope of our preclinical studies and clinical trials; the time and cost necessary to obtain regulatory approvals; the time and cost necessary to further develop manufacturing processes and arrange for contract manufacturing; our ability to enter into and maintain collaborative, licensing and other commercial relationships; and our partners’ commitment of time and resources to the development and commercialization of our products.

Even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.

The capital markets have been unpredictable in the recent past for unprofitable companies such as ours. In addition, it is generally difficult for development stage companies to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, including our results of operations, financial condition and our continued viability will be materially adversely affected.

Risks Related to Product Development, Regulatory Approval, Manufacturing and Commercialization

We depend upon the success of the BioLexa Platform, which has not yet demonstrated efficacy in Phase 2 clinical trials and the genetic marker for food allergies which is in the pre-clinical stage, the use of which we licensed from the University of Cincinnati. If we are unable to generate revenues from the BioLexa Platform or the genetic marker, our ability to create stockholder value will be limited.

Our lead product candidate, the BioLexa Platform, is in the development stage. In addition, the genetic marker for food allergies which we licensed from the University of Cincinnati is in the pre-clinical stage. We do not generate revenues from any approved drug products and have no other product candidates in development. We may not be successful in obtaining acceptance from the regulatory authorities to start our clinical trials. If we do not obtain such acceptance, the time in which we expect to commence clinical programs for any product candidate will be extended and such extension will increase our expenses and increase our need for additional capital. Moreover, there is no guarantee that our clinical trials will be successful or that we will continue clinical development in support of an approval from the regulatory authorities for any indication. We note that most drug candidates never reach the clinical development stage and even those that do commence clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. Therefore, our business currently depends entirely on the successful development, regulatory approval and commercialization of our product candidates, which may never occur.

Members of our management team lack experience in the pharmaceutical field.

Members of our management team lack experience in the pharmaceutical field. This lack of experience may impair our ability to commercialize our pharmaceutical products and attain profitability. We will need to hire or engage managerial personnel with relevant experience in the pharmaceutical field; however, there can be no assurance that such personnel will be available to us or, that once engaged, will be retained by us. Failure to establish and maintain an effective management team with experience in the pharmaceutical field and commercialization of pharmaceuticals products would have a material adverse effect on our business and results of operations.

The marketing approval process of the FDA is lengthy, time consuming and inherently unpredictable, and if were ultimately are unable to obtain marketing approval for the product candidates we intend to develop, our business will be substantially harmed.

None of the product candidates we intend to develop have gained marketing approval in the U.S. and we cannot guarantee that we will ever have marketable products. Our business is substantially dependent on our ability to complete the development of, obtain marketing approval for, and successfully commercialize our product candidates in a timely manner. We cannot commercialize our product candidates in the United States without first obtaining approval from the FDA to market each product candidate. Our product candidates could fail to receive marketing approval for many reasons, including among others:

●	the FDA may disagree with the design or implementation of our clinical trials;

●	the FDA could determine that we cannot rely on Section 505(b)(2) for any or all of our product candidates; and

●	the FDA may determine that we have identified the wrong reference listed drug or drugs or that approval of our Section 505(b)(2) application for any of our product candidates is blocked by patent or non-patent exclusivity of the reference listed drug or drugs.

In addition, the process of seeking regulatory clearance or approval to market the product candidates we intend to develop is expensive and time consuming and, notwithstanding the effort and expense incurred, clearance or approval is never guaranteed. If we are not successful in obtaining timely clearance or approval of our product candidates from the FDA, we may never be able to generate significant revenue and may be forced to cease operations. The New Drug Application (“NDA”) process is costly, lengthy and uncertain. Any NDA application filed by the Company will have to be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the product for its intended use.

Obtaining clearances or approvals from the FDA and from the regulatory agencies in other countries is an expensive and time consuming process and is uncertain as to outcome. The FDA and other agencies could ask us to supplement our submissions, collect non-clinical data, conduct additional clinical trials or engage in other time-consuming actions, or it could simply deny our applications. In addition, even if we obtain an NDA approval or pre-market approvals in other countries, the approval could be revoked or other restrictions imposed if post-market data demonstrates safety issues or lack of effectiveness. We cannot predict with certainty how, or when, the FDA will act. If we are unable to obtain the necessary regulatory approvals, our financial condition and cash flow may be adversely affected, and our ability to grow domestically and internationally may be limited. Additionally, even if cleared or approved, the Company’s products may not be approved for the specific indications that are most necessary or desirable for successful commercialization or profitability.

We may encounter substantial delays in completing our clinical studies which in turn will require additional costs, or we may fail to demonstrate adequate safety and efficacy to the satisfaction of applicable regulatory authorities.

It is impossible to predict if or when any of our product candidates, will prove safe or effective in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching, or failing to reach, a consensus with regulatory agencies on study design;

●	delays in reaching, or failing to reach, agreement on acceptable terms with a sufficient number of prospective contract research organizations (“CROs”) and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	delays in obtaining required Institutional Review Board (“IRB”) or Ethics Committee (“EC”) approval at each clinical study site;

●	delays in recruiting a sufficient number of suitable patients to participate in our clinical studies;

●	imposition of a clinical hold by regulatory agencies, after an inspection of our clinical study operations or study sites;

●	failure by our CROs, other third parties or us to adhere to clinical study, regulatory or legal requirements;

●	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other countries;

●	delays in the testing, validation, manufacturing and delivery of sufficient quantities of our product candidates to the clinical sites;

●	delays in having patients complete participation in a study or return for post-treatment follow-up;

●	clinical study sites or patients dropping out of a study;

●	delay or failure to address any patient safety concerns that arise during the course of a trial;

●	unanticipated costs or increases in costs of clinical trials of our product candidates;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ECs of the institutions in which such trials are being conducted, by an independent Safety Review Board (“SRB”) for such trial or by the FDA, EMA, or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions.

Clinical study delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Further, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. If the results of our clinical studies are inconclusive or if there are safety concerns or adverse events associated with our other product candidates, we may:

●	be delayed in obtaining marketing approval for our product candidates, if approved at all;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

●	be required to change the way the product is administered;

●	be required to perform additional clinical studies to support approval or be subject to additional post-marketing testing requirements;

●	have regulatory authorities withdraw their approval of a product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

●	be sued; or

●	experience damage to our reputation.

Additionally, our product candidates could potentially cause other adverse events that have not yet been predicted. The inclusion of ill patients in our clinical studies may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using. As described above, any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our products.

If we are not able to obtain any required regulatory approvals for our product candidates, we will not be able to commercialize our product candidates and our ability to generate revenue will be limited.

We must successfully complete clinical trials for our product candidates before we can apply for marketing approval. Even if we complete our clinical trials, it does not assure marketing approval. Our preclinical trials may be unsuccessful, which would materially harm our business. Even if our initial preclinical trials are successful, we are required to conduct clinical trials to establish our product candidates’ safety and efficacy, before a marketing application (New Drug Application, or NDA or Biologics License Application, or BLA, or their foreign equivalents) can be filed with the FDA, EMA, or comparable foreign regulatory authorities for marketing approval of our product candidates.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in early phases of pre-clinical and clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products are subject to extensive regulation by the FDA, EMA, and other regulatory authorities in the United States, European Union, and other countries, where regulations differ from country to country. We are not permitted to market our product candidates as prescription pharmaceutical products in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. In the United States, the FDA generally requires the completion of clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA or other regulatory authorities and even fewer are eventually approved for commercialization. We have not submitted an NDA to the FDA or comparable applications to other regulatory authorities. If our development efforts for our product candidates, including regulatory approval, are not successful for their planned indications, or if adequate demand for our product candidates is not generated, our business will be materially adversely affected.

Our success depends on the receipt of regulatory approval and the issuance of such regulatory approvals is uncertain and subject to a number of risks, including the following:

●	the results of nonclinical or toxicology studies may not support the filing of an IND or foreign equivalent for our CVB vaccine product candidate;

●	the FDA, EMA, or comparable foreign regulatory authorities or IRBs or ECs may disagree with the design or implementation of our clinical trials;

●	we may not be able to provide acceptable evidence of our product candidates’ safety and efficacy;

●	the results of our clinical trials may not be satisfactory or may not meet the level of statistical or clinical significance required by the FDA, EMA, or other regulatory agencies for marketing approval;

●	the dosing of our product candidates in a particular clinical trial may not be at an optimal level;

●	patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to our product candidates;

●	the data collected from clinical trials may not be sufficient to support the submission of an NDA, BLA or other marketing application or to obtain regulatory approval in the United States or elsewhere;

●	the requirement for additional studies, including a second phase 3 study for the PRV-031 program in T1D;

●	the FDA, EMA, or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

●	the approval policies or regulations of the FDA, EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

●	the FDA, EMA, or comparable foreign regulatory authorities may disagree on the design or implementation of our clinical trials, including the methodology used in our studies, our chosen endpoints, our statistical analysis, or our proposed product indication;

●	our failure to demonstrate to the satisfaction of the FDA, EMA, or comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

●	we may fail to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	immunogenicity might affect a product candidate efficacy and/or safety;

●	the FDA, EMA, or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

●	data collected from clinical trials of our product candidates may be insufficient to support the submission and filing of a marketing application or to obtain marketing approval. For example, the FDA may require additional studies to show that our product candidates are safe or effective;

●	we may fail to obtain approval of the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies;

●	there may be changes in the approval policies or regulations that render our nonclinical and clinical data insufficient for approval; or

●	the FDA, EMA or comparable foreign regulatory authority may require more information, including additional nonclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program.

Failure to obtain regulatory approval for our product candidates for the foregoing, or any other reasons, will prevent us from commercializing our product candidates, and our ability to generate revenue will be materially impaired. We cannot guarantee that regulators will agree with our assessment of the results of the clinical trials we intend to conduct in the future or that such trials will be successful. The FDA, EMA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional clinical trials, or pre-clinical or other studies. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of our product candidates.

We are a development stage company and we have not submitted an IND or received regulatory approval to commence clinical trials for our product candidates in any jurisdiction. We have only limited experience in filing the applications necessary to gain regulatory approvals and expect to rely on consultants and third party CROs with expertise in this area to assist us in this process. Securing regulatory approvals to market a product requires the submission of pre-clinical, clinical, and/or pharmacokinetic data, information about product manufacturing processes and inspection of facilities and supporting information to the appropriate regulatory authorities for each therapeutic indication to establish a product candidate’s safety and efficacy for each indication. Our product candidates may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use with respect to one or all intended indications.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the product candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application. Regulatory approval obtained in one jurisdiction does not necessarily mean that a product candidate will receive regulatory approval in all jurisdictions in which we may seek approval, but the failure to obtain approval in one jurisdiction may negatively impact our ability to seek approval in a different jurisdiction. Failure to obtain regulatory marketing approval for our product candidates in any indication will prevent us from commercializing the product candidate, and our ability to generate revenue will be materially impaired.

If we are unable to submit an application for approval under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act (“FDCA”) or if we are required to generate additional data related to safety and efficacy in order to obtain approval under Section 505(b)(2), we may be unable to meet our anticipated development and commercialization timelines.

Our current strategy for seeking marketing authorization in the United States for our product candidates relies primarily on Section 505(b)(2) of the FDCA which permits use of a marketing application, referred to as a 505(b)(2) application, where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. The FDA interprets this to mean that an applicant may rely for approval on such data as that found in published literature or the FDA’s finding of safety or effectiveness, or both, of a previously approved drug product owned by a third party. There is no assurance that the FDA would find third-party data relied upon by us in a 505(b)(2) application sufficient or adequate to support approval and may require us to generate additional data to support the safety and efficacy of our intended product candidates. Consequently, we may need to conduct substantial new research and development activities beyond those we currently plan to conduct. Such additional new research and development activities would be costly and time consuming and there is no assurance that such data generated from such additional activities would be sufficient to obtain approval.

If the data to be relied upon in a 505(b)(2) application is related to drug products previously approved by the FDA and covered by patents that are listed in the FDA’s Orange Book, we would be required to submit with our 505(b)(2) application a Paragraph IV Certification in which we must certify that we do not infringe the listed patents or that such patents are invalid or unenforceable, and provide notice to the patent owner or the holder of the approved NDA. The patent owner or NDA holder would have 45 days from receipt of the notification of our Paragraph IV Certification to initiate a patent infringement action against us. If an infringement action is initiated, the approval of our NDA would be subject to a stay of up to 30 months or more while we defend against such a suit. Approval of our product candidates under Section 505(b)(2) may therefore be delayed until patent exclusivity expires or until we successfully challenge the applicability of those patents to our product candidates. Alternatively, we may elect to generate sufficient clinical data so that we would no longer need to rely on third-party data, which would be costly and time consuming and there would be no assurance that such data generated from such additional activities would be sufficient to obtain approval.

We may not be able to obtain shortened review of our applications, and the FDA may not agree that our product candidates qualify for marketing approval. If we are required to generate additional data to support approval, we may be unable to meet anticipated or reasonable development and commercialization timelines, may be unable to generate the additional data at a reasonable cost, or at all, and may be unable to obtain marketing approval of our product candidates. If the FDA changes its interpretation of Section 505(b)(2) allowing reliance on data in a previously approved drug application owned by a third party, or there is a change in the law affecting Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) application that we submit.

Modifications to our products may require new NDA approvals.

Once a particular product receives FDA approval or clearance, expanded uses or uses in new indications of our products may require additional human clinical trials and new regulatory approvals or clearances, including additional IND and NDA submissions and premarket approvals before we can begin clinical development, and/or prior to marketing and sales. If the FDA requires new clearances or approvals for a particular use or indication, we may be required to conduct additional clinical studies, which would require additional expenditures and harm our operating results. If the products are already being used for these new indications, we may also be subject to significant enforcement actions. Conducting clinical trials and obtaining clearances and approvals can be a time consuming process, and delays in obtaining required future clearances or approvals could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.

Additional delays to the completion of clinical studies may result from modifications being made to the protocol during the clinical trial, if such modifications are warranted and/or required by the occurrences in the given trial.

Each modification to the protocol during a clinical trial has to be submitted to the FDA. This could result in the delay or halt of a clinical trial while the modification is evaluated. In addition, depending on the quantity and nature of the changes made, the FDA could take the position that the data generated by the clinical trial is not poolable because the same protocol was not used throughout the trial. This might require the enrollment of additional subjects, which could result in the extension of the clinical trial and the FDA delaying clearance or approval of a product. Any such delay could have a material adverse effect on our business and results of operations.

There can be no assurance that the data generated from our clinical trials using modified protocols will be acceptable to FDA.

There can be no assurance that the data generated using modified protocols will be acceptable to the FDA or that if future modifications during the trial are necessary, that any such modifications will be acceptable to the FDA. If the FDA believes that its prior approval is required for a particular modification, it can delay or halt a clinical trial while it evaluates additional information regarding the change.

Serious injury or death resulting from a failure of one of our drug candidates during current or future clinical trials could also result in the FDA delaying our clinical trials or denying or delaying clearance or approval of a product.

Even though an adverse event may not be the result of the failure of our drug candidate, the FDA or an institutional review (“IRB”) could delay or halt a clinical trial for an indefinite period of time while an adverse event is reviewed, and likely would do so in the event of multiple such events.

Any delay or termination of our current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial, and delays or termination of clinical trials as a result of protocol modifications or adverse events during the trials, may cause an increase in costs and delays in the filing of any product submissions with the FDA, delay the approval and commercialization of our products or result in the failure of the clinical trial, which could adversely affect our business, operating results and prospects.

If the third parties on which we rely to conduct our clinical trials and to assist us with preclinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct our pre-clinical and clinical trials for our products and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations, meet expected deadlines or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control. The occurrence of any of the foregoing may adversely affect our business, operating results and prospects.

The future results of our current or future clinical trials may not support our product candidate claims or may result in the discovery of unexpected adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our drug candidate claims or that the FDA or foreign authorities will agree with our conclusions regarding them. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and preclinical studies. The clinical trial process may fail to demonstrate that our drug candidates are safe and effective for the proposed indicated uses. If the FDA concludes that the clinical trials for BioLexa, or any other product for which we might seek clearance, has failed to demonstrate safety and effectiveness, we would not receive FDA clearance to market that product in the United States for the indications sought.

In addition, such an outcome could cause us to abandon the product candidate and might delay development of others. Any delay or termination of our clinical trials will delay the filing of any product submissions with the FDA and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile. In addition, our clinical trials for BioLexa involve a relatively small patient population. Because of the small sample size, our results may not be indicative of future results.

BioLexa and future products may never achieve market acceptance.

BioLexa and future products that we may develop may never gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of any of our products will depend on a number of factors, including the actual and perceived effectiveness and reliability of our products; the results of any long-term clinical trials relating to use of our products; the availability, relative cost and perceived advantages and disadvantages of alternative technologies; the degree to which treatments using our products are approved for reimbursement by public and private insurers; the willingness of patients to pay out of pocket in the absence of government or third-party coverage; the strength of our marketing and distribution infrastructure; the level of education and awareness among physicians and hospitals concerning our products; and prevalence and severity of any side effects. Failure of BioLexa or any of our other products to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

To be commercially successful, physicians must be persuaded that using our products for treatment of eczema are effective alternatives to existing therapies and treatments.

We believe that physicians will not widely adopt our products unless they determine, based on experience, clinical data, and published peer-reviewed journal articles, that the use of our products provides an effective alternative to other means of treating eczema. Patient studies or clinical experience may indicate that treatment with our products does not provide patients with sufficient benefits in quality of life. We believe that recommendations and support for the use of our products from influential physicians will be essential for widespread market acceptance. Our products are still in the development stage and it is premature to attempt to gain support from physicians at this time. We can provide no assurance that such support will ever be obtained. If our products do not receive such support from these physicians and from long-term data, physicians may not use or continue to use, and hospitals may not purchase or continue to purchase, our products.

Even if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing FDA regulation or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain clearance or approval, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA. In particular, we and our suppliers are required to comply with FDA’s Quality System Regulations, or QSR, and International Standards Organization, or ISO, regulations for the manufacture of our products and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval. Regulatory bodies, such as the FDA, enforce these regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, enforcement actions by the FDA.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce the potential to successfully commercialize the product and generate revenue from the product. If the FDA determines that the product promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we or our commercialization partners cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider such training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with adverse event and pharmacovigilance reporting requirements, including the reporting of adverse events which occur in connection with, and whether or not directly related to, our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to recall, replace or refund the cost of any product we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Our revenue stream will depend upon third-party reimbursement.

The commercial success of our products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our products. However, the availability of insurance coverage and reimbursement for newly approved eczema therapies is uncertain, and therefore, third-party coverage may be particularly difficult to obtain even if our products are approved by the FDA as safe and efficacious. Patients using existing approved therapies are generally reimbursed all or part of the product cost by Medicare or other third-party payors. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs, and, as a result, they may not cover or provide adequate payment for these products. Submission of applications for reimbursement approval generally does not occur prior to the filing of an NDA for that product and may not be granted for as long as many months after NDA approval. In order to obtain reimbursement arrangements for these products, we or our commercialization partners may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue. Initial dependence on the commercial success of our products may make our revenues particularly susceptible to any cost containment or reduction efforts.

We are a development-stage company and will need to make additions to senior management in order to successfully execute our business plan.

The Company will need to identify and recruit prospective executives  with proven experience  in the biopharmaceutical industry, specifically candidates who have managed and completed FDA-required submissions and clinical trials concerning new products. Robb Knie, the acting Chief Executive Officer, is one of the founders and has agreed to serve in that capacity in the interim. Although his primary background  involves electronic and technology, he has experience in venture-level investments and early stage capital formation for emerging growth companies. The Company has entered into an employment agreement with Mr. Knie which includes various provisions that may result in significant financial and severance obligations to the Company. Our inability to recruit and retain executives with proven experience in the biopharmaceutical industry could delay or negatively affect our ability to execute on our business plan, which would have a material adverse effect on our financial condition and results of operation.

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain for such product candidates.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell our product candidates. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act (“MMA”) changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for our product candidates and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “Health Care Reform Law”) is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

The Health Care Reform Law remains subject to legislative efforts to repeal, modify or delay the implementation of the law. However, if the Health Care Reform Law is repealed or modified, or if implementation of certain aspects of the Health Care Reform Law are delayed, such repeal, modification or delay may materially adversely impact our business, strategies, prospects, operating results or financial condition. We are unable to predict the full impact of any repeal, modification or delay in the implementation of the Health Care Reform Law on us at this time. Due to the substantial regulatory changes that will need to be implemented by the Centers for Medicare & Medicaid Services (“CMS”) and others, and the numerous processes required to implement these reforms, we cannot predict which healthcare initiatives will be implemented at the federal or state level, the timing of any such reforms, or the effect such reforms or any other future legislation or regulation will have on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the Health Care Reform Law was enacted. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce or eliminate our profitability.

We are dependent on third parties for manufacturing and marketing of our proposed product candidates. If we are not able to secure favorable arrangements with such third parties, our business and financial condition could be harmed.

We will not manufacture any of our proposed product candidates for commercial sale nor do we have the resources necessary to do so. In addition, we currently do not have the capability to market our drug products ourselves. In addition to our internal sales force efforts, we intend to contract with specialized manufacturing companies to manufacture our proposed product candidates and partner with larger pharmaceutical companies for commercialization of our products. In connection with our efforts to commercialize our proposed product candidates, we will seek to secure favorable arrangements with third parties to distribute, promote, market and sell our proposed product candidates. If our internal sales force is unable to successfully distribute, market and promote our product candidates and we are not able to secure favorable commercial terms or arrangements with third parties for the distribution, marketing, promotion and sales of our proposed product candidates, we may have to retain promotional and marketing rights and seek to develop the commercial resources necessary to promote or co-promote or co-market certain or all of our proposed drug candidates to the appropriate channels of distribution in order to reach the specific medical market that we are targeting. We may not be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure favorable partnering arrangements, or are unable to develop the appropriate resources necessary for the commercialization of our proposed product candidates, our business and financial condition could be harmed. In addition, we will have to hire additional employees or consultants, since our current employees have limited experience in these areas. Sufficient employees with relevant skills may not be available to us. Any increase in the number of our employees would increase our expense level, and could have an adverse effect on our financial position.

In addition, we, or our potential commercial partners, may not successfully introduce our proposed product candidates or such candidates may not achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to secure arrangements to manufacture, market, distribute, promote and sell our proposed product candidates at favorable commercial terms that would permit us to make a profit. To the extent that corporate partners conduct clinical trials, we may not be able to control the design and conduct of these clinical trials.

We may have conflicts with our partners that could delay or prevent the development or commercialization of our product candidates.

We may have conflicts with our partners, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenues: unwillingness on the part of a partner to pay us milestone payments or royalties we believe are due to us under a collaboration; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness by the partner to cooperate in the development or manufacture of the product, including providing us with product data or materials; unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement.

Even if we receive regulatory approval for any of our product candidates, we may not be able to successfully commercialize the product and the revenue that we generate from its sales, if any, may be limited.

If approved for marketing, the commercial success of our product candidates will depend upon each product’s acceptance by the medical community, including physicians, patients and health care payors. The degree of market acceptance for any of our product candidates will depend on a number of factors, including:

●	demonstration of clinical safety and efficacy;

●	relative convenience, dosing burden and ease of administration;

●	the prevalence and severity of any adverse effects;

●	the willingness of physicians to prescribe our product candidates, and the target patient population to try new therapies;

●	efficacy of our product candidates compared to competing products;

●	the introduction of any new products that may in the future become available targeting indications for which our product candidates may be approved;

●	new procedures or therapies that may reduce the incidences of any of the indications in which our product candidates may show utility;

●	pricing and cost-effectiveness;

●	the inclusion or omission of our product candidates in applicable therapeutic and vaccine guidelines;

●	the effectiveness of our own or any future collaborators’ sales and marketing strategies;

●	limitations or warnings contained in approved labeling from regulatory authorities;

●	our ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors or to receive the necessary pricing approvals from government bodies regulating the pricing and usage of therapeutics; and

●	the willingness of patients to pay out-of-pocket in the absence of third-party coverage or reimbursement or government pricing approvals.

If any of our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, health care payors, and patients, we may not generate sufficient revenue and we may not be able to achieve or sustain profitability. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

In addition, even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize our product candidates successfully. For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to develop competing products or establish market dominance. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render our product candidates not commercially viable. For example, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve any of our product candidates with a label that does not include the labeling claims necessary or desirable for the successful commercialization for that indication. Further, the FDA or comparable foreign regulatory authorities may place conditions on approvals or require risk management plans or a Risk Evaluation and Mitigation Strategy (“REMS”) to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA may also require a REMS for an approved product when new safety information emerges. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of our product candidates. Moreover, product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following the initial marketing of the product. Any of the foregoing scenarios could materially harm the commercial success of our product candidates.

Upon commercialization of our products, we may be dependent on third parties to market, distribute and sell our products.

Our ability to receive revenues may be dependent upon the sales and marketing efforts of any future co-marketing partners and third-party distributors. At this time, we have not entered into an agreement with any commercialization partner and only plan to do so after the successful completion of Phase 2 clinical trials and prior to commercialization. If we fail to reach an agreement with any commercialization partner, or upon reaching such an agreement that partner fails to sell a large volume of our products, it may have a negative impact on our business, financial condition and results of operations.

Our products will face significant competition in the markets for such products, and if they are unable to compete successfully, our business will suffer.

Our product candidates face, and will continue to face, intense competition from large pharmaceutical companies, as well as academic and research institutions. We compete in an industry that is characterized by: (i) rapid technological change, (ii) evolving industry standards, (iii) emerging competition and (iv) new product introductions. Our competitors have existing products and technologies that will compete with our products and technologies and may develop and commercialize additional products and technologies that will compete with our products and technologies. Because several competing companies and institutions have greater financial resources than us, they may be able to: (i) provide broader services and product lines, (ii) make greater investments in research and development and (iii) carry on larger research and development initiatives. Our competitors also have greater development capabilities than we do and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. They also have greater name recognition and better access to customers than us. Our chief competitors include companies such as Pfizer Inc. and Sanofi S.A.

Adverse events involving our products may lead the FDA to delay or deny clearance for our products or result in product recalls that could harm our reputation, business and financial results.

Once a product receives FDA clearance or approval, the agency has the authority to require the recall of commercialized products in the event of adverse side effects, material deficiencies or defects in design or manufacture. The authority to require a recall must be based on an FDA finding that there is a reasonable probability that the product would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of adverse side effects, impurities or other product contamination, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within ten (10) working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the federal government and the states in which we conduct our business. The laws include:

●	the federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

●	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers;

●	the federal Health Insurance Portability and Accountability Act of 1996, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the FDCA which among other things, strictly regulates drug manufacturing and product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

If third-party contract manufacturers upon whom we rely to formulate and manufacture our product candidates do not perform, fail to manufacture according to our specifications or fail to comply with strict regulations, our preclinical studies or clinical trials could be adversely affected and the development of our product candidates could be delayed or terminated or we could incur significant additional expenses.

We do not own or operate any manufacturing facilities. We intend to rely on third-party contractors, at least for the foreseeable future, to formulate and manufacture these preclinical and clinical materials. Our reliance on third- party contract manufacturers exposes us to a number of risks, any of which could delay or prevent the completion of our preclinical studies or clinical trials, or the regulatory approval or commercialization of our product candidates, result in higher costs, or deprive us of potential product revenues. Some of these risks include:

●	our third-party contractors failing to develop an acceptable formulation to support later-stage clinical trials for, or the commercialization of, our product candidates;

●	our contract manufacturers failing to manufacture our product candidate according to their own standards, our specifications, the FDA’s current good manufacturing practice requirements (“cGMP”), or otherwise manufacturing material that we or the FDA may deem to be unsuitable in our clinical trials;

●	our contract manufacturers being unable to increase the scale of, increase the capacity for, or reformulate the form of our product candidates. We may experience a shortage in supply, or the cost to manufacture our products may increase to the point where it adversely affects the cost of our product candidates. We cannot assure you that our contract manufacturers will be able to manufacture our product candidates at a suitable scale, or we will be able to find alternative manufacturers acceptable to us that can do so;

●	our contract manufacturers placing a priority on the manufacture of their own products, or other customers’ products;

●	our contract manufacturers failing to perform as agreed or not remain in the contract manufacturing business; and

●	our contract manufacturers’ plants being closed as a result of regulatory sanctions or a natural disaster.

Manufacturers of pharmaceutical products are subject to ongoing periodic inspections by the FDA, the U.S. Drug Enforcement Administration and corresponding state and foreign agencies to ensure strict compliance with FDA-mandated cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit their performance, we do not have control over our third-party contract manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers, or us, to comply with applicable regulations could result in sanctions being imposed on us or the drug manufacturer from the production of other third-party products. These sanctions may include fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

In the event that we need to change our third-party contract manufacturers, our preclinical studies, clinical trials or the commercialization of our product candidate could be delayed, adversely affected or terminated, or such a change may result in significantly higher costs.

Various steps in the manufacture of our product candidate may need to be sole-sourced. In accordance with cGMPs, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further preclinical studies or clinical trials to show comparability between the materials produced by different manufacturers. Changing our current or future contract manufacturers may be difficult for us and could be costly, which could result in our inability to manufacture our product candidates for an extended period of time and therefore a delay in the development of our product candidates. Further, in order to maintain our development time lines in the event of a change in our third-party contract manufacturer, we may incur significantly higher costs to manufacture our product candidates.

Healthcare Reform in the United States

In the United States, there have been, and continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect the future results of pharmaceutical manufactures’ operations. In particular, there have been and continue to be a number of initiatives at the federal and state levels that seek to reduce healthcare costs. Most recently, the Patient Protection and Affordable Care Act (“PPACA”) was enacted in March 2010, which includes measures to significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical and biotechnology industry are the following:

●	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

●	implementation of the federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act”;

●	a licensure framework for follow-on biologic products;

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price;

●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and

●	expansion of the entities eligible for discounts under the Public Health program.

Some of the provisions of the PPACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the PPACA. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed repeal legislation, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Congress may consider other legislation to repeal or replace elements of the PPACA.

Many of the details regarding the implementation of the PPACA are yet to be determined, and at this time, the full effect that the PPACA would have on a pharmaceutical manufacturer remains unclear. In particular, there is uncertainty surrounding the applicability of the biosimilars provisions under the PPACA. The FDA has issued several guidance documents, but no implementing regulations, on biosimilars. A number of biosimilar applications have been approved over the past few years. The regulations that are ultimately promulgated and their implementation are likely to have considerable impact on the way pharmaceutical manufacturers conduct their business and may require changes to current strategies. A biosimilar is a biological product that is highly similar to an approved drug notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biological product and the approved drug in terms of the safety, purity, and potency of the product.

Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm a pharmaceutical manufacturer’s business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for certain products or put pressure product pricing, which could negatively affect a pharmaceutical manufacturer’s business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While no one cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm a pharmaceutical manufacturer’s ability to generate revenue. Increases in importation or re-importation of pharmaceutical products from foreign countries into the United States could put competitive pressure on a pharmaceutical manufacturer’s ability to profitably price products, which, in turn, could adversely affect business, results of operations, financial condition and prospects. A pharmaceutical manufacturer might elect not to seek approval for or market products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue generated from product sales. It is also possible that other legislative proposals having similar effects will be adopted.

Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

Security threats to our information technology infrastructure and/or our physical buildings could expose us to liability and damage our reputation and business.

It is essential to our business strategy that our technology and network infrastructure and our physical buildings remain secure and are perceived by our customers and corporate partners to be secure. Despite security measures, however, any network infrastructure may be vulnerable to cyber-attacks by hackers and other security threats. We may face cyber-attacks that attempt to penetrate our network security, sabotage or otherwise disable our research, products and services, misappropriate our or our customers’ and partners’ proprietary information, which may include personally identifiable information, or cause interruptions of our internal systems and services. Despite security measures, we also cannot guarantee security of our physical buildings. Physical building penetration or any cyber-attacks could negatively affect our reputation, damage our network infrastructure and our ability to deploy our products and services, harm our relationship with customers and partners that are affected, and expose us to financial liability.

Additionally, there are a number of state, federal and international laws protecting the privacy and security of health information and personal data. For example, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes limitations on the use and disclosure of an individual’s healthcare information by healthcare providers, healthcare clearinghouses, and health insurance plans, or, collectively, covered entities, and also grants individuals rights with respect to their health information. HIPAA also imposes compliance obligations and corresponding penalties for non-compliance on individuals and entities that provide services to healthcare providers and other covered entities. As part of the American Recovery and Reinvestment Act of 2009 (“ARRA”) the privacy and security provisions of HIPAA were amended. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s health information under HIPAA and extended enforcement authority to state attorneys general. As amended by ARRA and subsequently by the final omnibus rule adopted in 2013, HIPAA also imposes notification requirements on covered entities in the event that certain health information has been inappropriately accessed or disclosed, notification requirements to individuals, federal regulators, and in some cases, notification to local and national media. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with encryption or other standards developed by the U.S. Department of Health and Human Services. Most states have laws requiring notification of affected individuals and/or state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms, to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for non-compliance. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches.

Risks Relating to Our Intellectual Property Rights

We rely on an exclusive sublicense granted to us by Chelexa with respect to the BioLexa Platform and an exclusive license granted to us by the University of Cincinnati with respect to a genetic marker for food allergies, and if Chelexa and/or the University of Cincinnati do not adequately defend such license, our business may be harmed.

Our primary asset is a sublicense agreement with Chelexa pursuant to which Chelexa has granted us an exclusive sublicense to use its BioLexa Platform, a proprietary, patented, drug compound platform developed at the University of Cincinnati. The license enables us to develop the platform for any indications in humans. In addition, we entered into an exclusive license agreement with the University of Cincinnati with respect to a patented, novel genetic marker for food allergies. We rely on the Chelexa and the University of Cincinnati to maintain the patents with respect to the BioLexa Platform and the genetic marker and otherwise protect the intellectual property covered by our exclusive sublicense and license. We have limited control over the activities of Chelexa and the University of Cincinnati or over any other intellectual property that may be related to the BioLexa Platform or the genetic marker. For example, we cannot be certain that activities by either Chelexa or the University of Cincinnati have been or will be conducted in compliance with applicable laws and regulations. We may have no control or input over whether, and in what manner, the University of Cincinnati may enforce or defend the patents against a third-party. The University of Cincinnati may enforce or defend the patent less vigorously than if we had enforced or defended the patents ourselves. Further, the University of Cincinnati may not necessarily seek enforcement in scenarios in which we would feel that enforcement was in our best interests. For example, the University of Cincinnati may not enforce the patents against a competitor of ours who is not a direct competitor of the University of Cincinnati. If our in-licensed intellectual property is found to be invalid or unenforceable, then the University of Cincinnati may not be able to enforce the patents against a competitor of ours. If we fail to meet our obligations under the sublicense agreement with Chelexa or Chelexa fails to meet its obligations under its license agreement with the University of Cincinnati, then the University of Cincinnati may terminate the license agreement with Chelexa thereby terminating our sublicense agreement with Chelexa, and we will be unable to conduct our business. Similarly, if we fail to meet our obligations under the license agreement with the University of Cincinnati, then the University of Cincinnati may terminate the license agreement, and we will be unable to continue to use the genetic marker in conducing our business. Although we may choose to terminate our sublicense agreement with Chelexa or our license agreement with the University of Cincinnati, doing so would allow a third party to seek and obtain an exclusive license to the BioLexa Platform and/or genetic marker. If a third party obtains an exclusive license to intellectual property with respect to the BioLexa Platform or the genetic marker formerly licensed to us, then the third party may seek to enforce the intellectual property against us which may have a material adverse effect on our business.

We are dependent upon our sublicense agreement with Chelexa with respect to the BioLexa Platform; however, we have no control over the license agreement between Chelexa and the University of Cincinnati.

Our sublicense agreement with Chelexa is subject to many risks and uncertainties. Although we are dependent upon our sublicense agreement with Chelexa with respect to the BioLexa Platform, we have no control over the license agreement between Chelexa and the University of Cincinnati pursuant to which the University of Cincinnati licensed the BioLexa Platform to Chelexa. In the event that Chelexa is unable to fulfill its obligations to the University of Cincinnati pursuant to the terms of its license agreement, the University of Cincinnati may terminate the license thereby voiding our sublicense. In the event that the license agreement between Chelexa and the University of Cincinnati is terminated, there may be a material adverse effect upon our business.

Our business depends upon securing and protecting critical intellectual property.

Although we do not own and only license intellectual property, to the extent we develop intellectual property, our commercial success will depend in part on obtaining and maintaining patent, trade secret, copyright and trademark protection of our technologies in the United States and other jurisdictions as well as successfully enforcing and defending such intellectual property rights against third-party challenges. We will only be able to protect our intellectual property from unauthorized use by third parties to the extent that valid and enforceable intellectual property protection, such as patents or trade secrets, cover them. In particular, we place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. Moreover, the degree of future protection of our proprietary rights is uncertain for products that are currently in the early stages of development because we cannot predict which of these products will ultimately reach the commercial market or whether the commercial versions of these products will incorporate proprietary technologies.

Patent positions in our industry are highly uncertain and involves complex legal and factual questions.

Patent positions in our industry are highly uncertain and involves complex legal and factual questions. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example, we or our licensors might not have been the first to make the inventions covered by our pending patent applications and issued patents, as applicable; we or our licensors might not have been the first to file patent applications for these inventions; others may independently develop similar or alternative technologies or duplicate any of our technologies; it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents; our issued patents and issued patents of our licensors may not provide a basis for commercially viable technologies, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and, we may not develop additional proprietary technologies that are patentable.

As a result, our owned and licensed patents may not be valid and we may not be able to obtain and enforce patents and to maintain trade secret protection for the full commercial extent of our technology. The extent to which we are unable to do so could materially harm our business.

We or our licensors have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, any preferred position held by us would be lost. If we are unable to secure or to continue to maintain a preferred position, we could become subject to competition from the sale of generic products. Failure to receive, inability to protect, or expiration of our patents for medical use, manufacture, conjugation and labeling of BioLexa, the product platform that we license from Chelexa, or subsequent related filings, would adversely affect our business and operations.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and the Company does not currently have the financial resources to fund such litigation. Further, such litigation can go on for years and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

The patent rights for our primary product are licensed to us by third parties. If we fail to comply with the terms of these license agreements, our rights to those patents may be terminated, and we will be unable to conduct our business.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our product development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

Our manufacturing processes and potential products may violate proprietary rights of patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the pharmaceutical industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

Our ability to protect and enforce any patents we may obtain does not guaranty that we will secure the right to commercialize such patents.

A patent is a limited monopoly right conferred upon an inventor, and his successors in title, in return for the making and disclosing of a new and non-obvious invention. This monopoly is of limited duration but, while in force, allows the patent holder to prevent others from making and/or using his invention. While a patent gives the holder this right to exclude others, it is not a license to commercialize the invention, where other permissions may be required for permissible commercialization to occur. For example, a drug cannot be marketed without the appropriate authorization from the FDA, regardless of the existence of a patent covering the product. Further, the invention, even if patented itself, cannot be commercialized if it infringes the valid patent rights of another party.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets which we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

Related Risks to the Company

We may expand our business through the acquisition of rights to new drug candidates that could disrupt our business, harm our financial condition and may also dilute current shareholders’ ownership interests in our Company.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions of drug candidates or technologies to do so. Acquisitions involve numerous risks, including substantial cash expenditures; potentially dilutive issuance of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the acquired technologies or the operations of the acquired companies; diverting our management’s attention away from other business concerns; risks of entering markets in which we have limited or no direct experience; and the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may misjudge the value or worth of an acquired product, company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired products, businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired products, business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our preferred or common stock, which could dilute each current shareholder’s ownership interest in the Company.

We may undertake international operations, which will subject us to risks inherent with operations outside of the United States.

Although we do not have any foreign operations at this time, we intend to seek to obtain market clearances in foreign markets that we deem to generate significant opportunities. However, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

If we were to experience any of the difficulties listed above, or any other difficulties, any international development activities and our overall financial condition may suffer and cause us to reduce or discontinue our international development and registration efforts.

We may not be successful in hiring and retaining key employees.

Our future operations and successes depend in large part upon the continued service of Robb Knie, our President and Chief Executive Officer. If Mr. Knie terminates his employment with us, such a departure may have a material adverse effect on our business. Our future success also depends on our ability to identify, attract, hire or engage, retain and motivate other well-qualified managerial, technical, clinical and regulatory personnel. There can be no assurance that these professionals will be available in the market, or that we will be able to retain existing professionals or to meet or to continue to meet their compensation requirements. Furthermore, the cost base in relation to such compensation, which may include equity compensation, may increase significantly, which could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

Managing our growth as we expand operations may strain our resources.

We expect to grow rapidly in order to support additional, larger, and potentially international, pivotal clinical trials of our drug candidates, which will place a significant strain on our financial, managerial and operational resources. In order to achieve and manage growth effectively, we must continue to improve and expand our operational and financial management capabilities. Moreover, we will need to increase staffing and to train, motivate and manage our employees. All of these activities will increase our expenses and may require us to raise additional capital sooner than expected. Failure to manage growth effectively could harm our business, financial condition or results of operations.

If a product liability claim is successfully brought against us for uninsured liabilities, or such claim exceeds our insurance coverage, we could be forced to pay substantial damage awards that could materially harm our business.

The use of any of our existing or future product candidates in clinical trials and the sale of any approved pharmaceutical products may expose us to significant product liability claims. We currently do not have product liability insurance coverage but we intend to obtain such insurance. Such insurance coverage may not protect us against any or all of the product liability claims that may be brought against us in the future. We may not be able to acquire or maintain adequate product liability insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. In the event our product candidate is approved for sale by the FDA and commercialized, we may need to substantially increase the amount of our product liability coverage. Defending any product liability claim or claims could require us to expend significant financial and managerial resources, which could have an adverse effect on our business.

Risks Related to the Offering and Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to the consummation of this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations between us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The price of our common stock may fluctuate substantially.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

●	sale of our common stock by our shareholders, executives, and directors;

●	volatility and limitations in trading volumes of our shares of common stock;

●	our ability to obtain financings to conduct and complete research and development activities including, but not limited to, our clinical trials, and other business activities;

●	the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors;

●	our ability to attract new customers;

●	our ability to secure resources and the necessary personnel to conduct clinical trials on our desired schedule;

●	commencement, enrollment or results of our clinical trials for our product candidates or any future clinical trials we may conduct;

●	changes in the development status of our product candidates;

●	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of our planned preclinical and clinical trials;

●	any delay in our submission for studies or product approvals or adverse regulatory decisions, including failure to receive regulatory approval for our product candidates;

●	unanticipated safety concerns related to the use of our product candidates;

●	changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of common stock by our shareholders;

●	our cash position;

●	announcements and events surrounding financing efforts, including debt and equity securities;

●	our inability to enter into new markets or develop new products;

●	reputational issues;

●	announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

●	changes in general economic, political and market conditions in or any of the regions in which we conduct our business;

●	changes in industry conditions or perceptions;

●	analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

●	departures and additions of key personnel;

●	disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

●	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

●	other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment our securities or enhance shareholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders. If we do not invest or apply our cash in ways that enhance shareholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our products, or continue our operations.

Persons associated with Laidlaw collectively beneficially own more than 10% of our outstanding common stock and have an interest in this offering beyond customary underwriting commissions.

Because persons associated with Laidlaw collectively beneficially own more than 10% of our outstanding common stock, Laidlaw is deemed to have a “conflict of interest” under Rule 5121 of Financial Industry Regulatory Authority Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. The rule requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. [QIU] has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. [QIU] will receive $[ ] for serving as a qualified independent underwriter in connection with this offering. In its role as qualified independent underwriter, [QIU] has participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Although [QIU] has, in its capacity as qualified independent underwriter, participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus forms a part, we cannot assure you that this will adequately address all potential conflicts of interest. We have agreed to indemnify [QIU] against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 5121, Laidlaw will not sell shares of our common stock to a discretionary account without the prior written approval from the account holder. See the section of this prospectus captioned “Underwriting (Conflicts of Interest)” for additional information.

We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

●	inability to integrate or benefit from acquired technologies or services in a profitable manner;

●	unanticipated costs or liabilities associated with the acquisition;

●	difficulty integrating the accounting systems, operations and personnel of the acquired business;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

●	diversion of management’s attention from other business concerns;

●	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

●	the potential loss of key employees;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, our stock price and trading volume may decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our common stock after the closing of this offering, the lack of research coverage may adversely affect the market price of our common stock. Furthermore, if one or more of the analysts who do cover us downgrade our stock or if those analysts issue other unfavorable commentary about us or our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our stock could decrease, which in turn could cause our stock price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

Because certain of our shareholders control a significant number of shares of our common stock, they may have effective control over actions requiring shareholder approval.

Following this offering, our directors, executive officers and principal shareholders and their respective affiliates, will beneficially own approximately [  ]% of our outstanding shares of common stock on a fully diluted basis. As a result, these shareholders acting together, would have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to control the management and affairs of our Company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

●	delaying, deferring or preventing a change in corporate control;

●	impeding a merger, consolidation, takeover or other business combination involving us; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $[ ] per share, representing the difference between the assumed initial public offering price of $[ ] per share (the midpoint of the price range on the cover of this prospectus) and our estimated pro forma net tangible book value per share as of June 30, 2018 of $[ ]. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including research and development, increased marketing, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act”), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an “emerging growth company” we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the U.S. Securities and Exchange Commission (“SEC”).

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, biotechnology and pharmaceutical companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We have applied to have our common stock listed on The Nasdaq Capital Market on or promptly after the date of this prospectus. Although after giving effect to this offering we expect to meet The Nasdaq Capital Market’s initial listing standards, we cannot assure you that our securities will be, or will continue to be, listed on The Nasdaq Capital Market in the future. In order to continue to have our securities listed on The Nasdaq Capital Market, we must maintain and comply with certain standards including, but not limited to, standards relating to corporate governance, stockholders equity and market value of listed securities. If we are unable to comply with the continued listing requirements of The Nasdaq Capital Market our securities may be delisted from The Nasdaq Capital Market. If our securities are delisted from The Nasdaq Capital Market, we could face significant adverse consequences including, but not limited to:

●	a limited availability of market quotations for our securities;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company we will incur significant additional legal, accounting and other expenses that we did not incur as a privately company. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government recently enacted comprehensive federal income tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

Our Articles of Incorporation, as amended (“Articles of Incorporation”) our Bylaws, and Nevada law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Our Articles of Incorporation, Bylaws and Nevada law could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. Upon consummation of this offering, we will be authorized to issue up to 10,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by shareholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. As of June 19, 2018, 5,000,000 shares of our blank check preferred stock has been designated as Series A Convertible Preferred Stock of which 3,108,480 shares of Series A Convertible Preferred Stock are outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management.

Provisions of Articles of Incorporation, Bylaws and Nevada law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a shareholder might consider favorable. Such provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. In particular, the Articles of Incorporation, Bylaws and Nevada law, as applicable, among other things:

●	provide the board of directors with the ability to alter the Bylaws without shareholder approval;

●	place limitations on the removal of directors;

●	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings; and

●	provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our plans to initiate clinical trials for our product candidates;

●	our plans to research, develop and commercialize our product candidates;

●	our plans to seek to enter into collaborations for the development and commercialization of certain product candidates;

●	the potential benefits of any future collaboration;

●	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

●	the rate and degree of market acceptance and clinical utility of any products for which we receive marketing approval;

●	our commercialization, marketing and manufacturing capabilities and strategy;

●	our intellectual property position and strategy;

●	our estimates regarding expenses, future revenue, capital requirements and need for additional financing;

●	developments relating to our competitors and our industry; and

●	the impact of government laws and regulation.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors”. We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $[ ] million, based on an assumed initial public offering price of $[ ] per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $[ ] million, based on an assumed initial public offering price of $[ ] per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $[ ] million to $[ ] million of the net proceeds from this offering to fund the development of the BioLexa Platform for the treatment of eczema to commence Phase 2 clinical testing under the 505(b)(2) regulatory pathway and the balance of the net proceeds for other general working capital purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $[ ] per share, the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease the net proceeds from this offering by approximately $[ ] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $[ ] million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and investments will be sufficient to fund our current operations for at least twelve to eighteen months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash and cash equivalents.

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements or commitments with respect to any potential acquisition, investment or license.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

●	on an actual basis;

●	on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our Series A Preferred Stock as of June 30, 2018 into an aggregate of shares of common stock immediately prior to the closing of this offering and (ii) the effectiveness of our Amended and Restated Articles of Incorporation upon the closing of this offering;

●	on a pro forma as adjusted basis to give further effect to our issuance and sale of [ ] shares of our common stock included in the shares of common stock being sold in this offering at an assumed initial public offering price of $[ ] per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

June 30, 2018
(in thousands, except share and per share data)	Actual	Pro Forma (unaudited)	Pro Forma, As Adjusted[1] (unaudited)
Cash	$

Preferred stock, par value $0.0001 per share; 10,000,000 shares authorized and 3,108,480 shares of Series A Preferred Stock issued and outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, par value $0.0001 per share; 75,000,000 shares authorized, [ ] shares issued and outstanding, actual; 75,000,000 shares authorized, [ ] shares issued and outstanding, pro forma; 75,000,000 shares authorized, [ ] shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity/(deficit)

Total capitalization	$

1A $1.00 increase (decrease) in the assumed initial public offering price of $[ ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total shareholders’ equity and total capitalization by $[ ] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total shareholders’ equity and total capitalization by $[ ] million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

The number of shares of our common stock to be outstanding after this offering is based on 20,347,777 shares of our common stock outstanding as of June 19, 2018, assumes no exercise by the underwriter of its over-allotment option and excludes:

●	3,102,480 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $0.25;

●	3,480,000 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

●	[ ] shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $[ ] (assuming an initial public offering price of $[ ] per share (the midpoint of the price range set forth on the cover page of this prospectus)).

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2018 we had a historical net tangible book value (deficit) of $[       ], or $[       ] per share of common stock, based on shares of common stock outstanding at June 30, 2018. Our historical net tangible book value per share is the amount of our total tangible assets less our total liabilities at June 30, 2018, divided by the number of shares of common stock outstanding at June 30, 2018.

Our pro forma net tangible book value as of June 30, 2018 was $[            ], or $[       ] per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our Series A Preferred Stock as of June 30, 2018 into an aggregate of [ ] shares of common stock immediately prior to the closing of this offering and (ii) the effectiveness of our Amended and Restated Articles of Incorporation upon the closing of this offering

After giving effect to (i) the pro forma adjustments set forth above and (ii) the sale of [       ] shares of common stock in this offering at an assumed initial public offering price of $[       ] per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2018 would have been $[       ], or $[       ] per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $[       ] per share to existing shareholders and immediate dilution of $[       ] per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis

Assumed initial public offering price per share
Pro forma net tangible book value per share as of June 30, 2018
Increase in pro forma as adjusted net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution per share to new investors in this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $[       ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $[       ] per share and the dilution to new investors purchasing common stock in this offering by $[       ] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value after this offering by $[       ] per share and decrease the dilution to new investors purchasing common stock in this offering by $[       ] per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value after this offering by $[       ] per share and increase the dilution to new investors purchasing common stock in this offering by $[       ] per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $[       ] per share. This represents an increase in pro forma as adjusted net tangible book value of $[       ]  per share to existing shareholders and dilution in pro forma as adjusted net tangible book value of $[       ] per share to new investors.

The number of shares of our common stock to be outstanding after this offering is based on 20,347,777 shares of our common stock outstanding as of June 19, 2018, assumes no exercise by the underwriter of its over-allotment option and excludes:

●	3,102,480 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $0.25;

●	3,480,000 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

●	[ ] shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $[ ] (assuming an initial public offering price of $[ ] per share (the midpoint of the price range set forth on the cover page of this prospectus)).

The following table summarizes, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing shareholders and by new investors in this offering at an assumed initial public offering price of $[       ]  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New investors							$
Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $[       ]  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $[       ]  and, in the case of an increase, would increase the percentage of total consideration paid by new investors by [       ]  percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by [       ]  percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $[       ]  and, in the case of an increase, would increase the percentage of total consideration paid by new investors by [       ]  percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by [       ] percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ over-allotment option in this offering. If the underwriters’ over-allotment option is exercised in full, the number of common shares held by new investors purchasing common stock in this offering would be increased to [       ] % of the total number of shares of common stock outstanding after this offering, and the number of shares held by existing shareholders would be reduced to [       ]% of the total number of shares of common stock outstanding after this offering.

To the extent that stock options or warrants are exercised, new stock options are issued under our equity incentive plan, or we issue additional common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED FINANCIAL DATA

The summary statements of operations data presented below for the period from May 16, 2017 (inception) through December 31, 2017 and for the six months ended June 30, 2018 are derived from our audited and unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period, and the results for the period from May 16, 2017 (inception) through December 31, 2017 and for the six months ended June 30, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period.

The following summary financial data should be read with “Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	For the Period from May 16, 2017 (Inception) through December 31, 2017	For the Six Months Ended June 30, 2018
Statement of Operations Data:
Operating costs and expenses
Research and development	$67,280
Research and development - license acquired	519,563
Compensation and related expenses	1,015,975
Professional fees	213,415
Rent	11,185
Other expenses	44,063
Total operating expenses	1,871,481
Loss from operations	(1,871,481)
Other expenses
Interest expense	144,000
Total other expenses	144,000
Net loss	$(2,015,481)
Weighted average number shares, basic and diluted	$18,090,613
Net loss per share, basic and diluted	0.11

Balance Sheet Data:
Cash and cash equivalents	$1,230,440
Working capital	1,180,974
Total assets	1,233,932
Total liabilities	49,466
Total stockholders’ equity	1,184,466
Total liabilities and stockholders’ equity	1,233,932

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a development stage biopharmaceutical company formed in May 2017 focused on targeted therapeutics for patients suffering from conditions such as atopic dermatitis, also known as eczema.

Our primary asset is a sublicense agreement with Chelexa pursuant to which Chelexa has granted us an exclusive sublicense to use its BioLexa Platform, a proprietary, patented, drug compound platform developed at the University of Cincinnati. The license enables us to develop the platform for any indications in humans. Our initial focus will be on the treatment of eczema through the application of a topical cream. Although our initial focus will be on the treatment of eczema, we intend to develop a second topical cream which, upon application, is intended to reduce post-procedure infections, accelerate healing and improve clinical outcomes for patients undergoing aesthetic dermatology procedures. The BioLexa Platform combines an FDA approved zinc chelator with one or more approved antibiotics in a topical dosage form to address unchecked eczema flare-ups by preventing the formation of infectious biofilms and the resulting clogging of sweat ducts which trigger symptoms. It is the first product candidate intended to prevent the symptom triggering flare-ups rather than simply treating symptoms when they occur.

On May 26, 2017, we entered into a sublicense agreement with Chelexa pursuant to which Chelexa granted us an exclusive sublicense to make, use, have made, import, offer for sale, and sell products based upon or involving the use of (i) topical compositions comprising a zinc chelator and gentamicin and (ii) zinc chelators to inhibit biofilm formation, which rights were originally granted to Chelexa pursuant to an exclusive license agreement with the University of Cincinnati. In addition, Chelexa granted us the right to issue exclusive and nonexclusive sublicenses (with the right to further sublicense to third parties) to make, use, have made, import, offer for sale, and sell products based upon the BioLexa Platform.

We intend to initially use the BioLexa Platform to develop two different topical cream products: (i) a product to treat eczema and (ii) a product that reduces post-procedure infections, accelerates healing and improves clinical outcomes for patients undergoing aesthetic dermatology procedures. Eczema is a disease that results in inflammation of the skin and is characterized by rash, red skin, and itchiness. Eczema is also referred to as atopic dermatitis. We are concentrating our effort and resources to develop the BioLexa Platform, utilizing our novel formulation and approach for these two markets.

The BioLexa Platform has achieved positive results in its initial clinical studies conducted at the University of Miami. We intend to pursue Phase 2 clinical testing of the BioLexa products under the 505(b)(2) regulatory pathway, which we expect will enable us to take advantage of the existing safety data for zinc chelator and gentamicin, thereby permitting us to bypass Phase 1 clinical trials and most of the Phase 2 clinical testing that would otherwise be required. By utilizing the 505(b)(2) regulatory pathway and bypassing certain clinical testing, we believe that the FDA approval process will be much shorter than the typical FDA approval process, which we believe may result in lower development costs and shorter development time.

We believe that the key elements for our market success include:

●	the proprietary formulation of two FDA-approved drugs to treat bacterial proliferation reduces development time and costs by giving us the ability to rely on safety and efficacy data from the two approved drugs;

●	our proprietary formulation is not a topical corticosteroid, and may not be subject to the same FDA black box warning issues as most commonly prescribed treatments currently in use; and

●	a recent peer-reviewed publication titled “Staphylococcal Bacteria May Cause Eczema, Study Reveals”, published by Dr. Herbert B. Allen, highlights that staph-induced biofilms are the root cause of flare-ups in eczema. Our BioLexa product candidate has been demonstrated to prevent the formation of these biofilms with the promise of delaying or completely arresting flare-ups, rather than merely treating symptoms of a flare-up already underway.

In addition to our sublicense agreement with Chelexa, we entered into an exclusive license agreement with the University of Cincinnati for a patented, novel genetic marker for food allergies. The genetic marker licensed by us from the University of Cincinnati (i) may be used to identify at risk infants in predicting food allergies, including peanut and milk allergies, (ii) may be used to identify a person’s predisposition to an allergic reaction, thereby avoiding such reaction and (iii) may also determine an individual’s propensity to develop AD, such as eczema. We intend to utilize the genetic marker for purposes of determining an individual’s propensity to develop eczema as well as to identify and treat allergies in at-risk infants.

Components of Our Results of Operations for Six Months Ended June 30, 2018

Operating Costs and Expenses

Research and Development Expenses

[ ]

General and Administrative Expenses

[ ]

Components of Our Results of Operations for the Period of May 16, 2017 (Inception through December 31, 2017)

Operating Costs and Expenses

Research and Development Expenses

For the period May 16, 2017 (inception) through December 31, 2017, research and development expenses were approximately $587,000, of which approximately $520,000 was related to the acquisition of our sublicense with Chelexa Biosciences, Inc., to use the BioLexa Platform, a proprietary, patented, drug compound platform developed at the University of Cincinnati. Such amount includes an upfront fee of $0.3 million and the issuance of 2.1 million shares of our common stock valued at $0.22 million or $0.107 per share. Additionally, we incurred approximately $67,000 of expense related to other research and development expenses.

We expect our research and development activities to significantly increase as we develop our existing product candidate and potentially acquire new product candidates, reflecting increasing costs associated with the following:

●	employee-related expenses, which include salaries and benefits, and rent expenses;

●	license fees and milestone payments related to in-licensed products and technology;

●	expenses incurred under agreements with contract research organizations, investigative sites and consultants that conduct our clinical trials and a substantial portion of our preclinical activities;

●	the cost of acquiring and manufacturing clinical trial materials; and

●	costs associated with non-clinical activities and regulatory approvals.

General and Administrative Expenses

For the period May 16, 2017 (inception) through December 31, 2017, general and administrative expenses were $1.3 million, which primarily consisted of $1.0 million related to the issuance of 9.72 million shares of restricted stock to employees and non-employees and $0.2 million for professional fees.

We anticipate that our general and administrative expenses will increase in future periods, reflecting continued and increasing costs associated with:

●	support of our expanded research and development activities;

●	stock compensation granted to key employees and non-employees;

●	support of business development activities; and

●	increased professional fees and other costs associated with the regulatory requirements and increased compliance associated with being a public reporting company.

Liquidity and Capital Resources

We have incurred substantial operating losses since inception, and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of June 30, 2018, we had an accumulated deficit of approximately $[      ].

Between May 16, 2017 (inception) and December 31, 2017, we issued 15,800,000 common shares for gross proceeds of $684,000.

Between October 25, 2017 and December 31, 2017, we raised $1.3 million (net of offering cost) in cash from investors in consideration for the issuance of 17.26 units (the “Units”). Each Unit consists of 100,000 shares of Series A Convertible Preferred Stock and a warrant to purchase 25% of the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

Between January 19, 2018 and February 15, 2018, we raised $1.2 million (net of offering costs) in cash from investors in consideration for the issuance of 13.77 Units.

We currently anticipate that our cash and cash equivalents balances at June 30, 2018 together with the net proceeds of this offering to be sufficient to fund our anticipated operating cash requirements through [ ].

We will need to raise significant additional capital to continue to fund our operations and the clinical trials for BioLexa. We may seek to sell common stock, preferred stock or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing. In addition, we may seek to raise cash through collaborative agreements or from government grants. The sale of equity and convertible debt securities may result in dilution to our stockholders and certain of those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights.

The source, timing and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress of our clinical development program. Funding may not be available when needed, at all, or on terms acceptable to us. Lack of necessary funds may require us to, among other things, delay, scale back or eliminate expenses including some or all of our planned development, including our clinical trials.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

As of December 31, 2017, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. In accordance with U.S. GAAP, we evaluate our estimates and judgments on an ongoing basis. The most significant estimates relate to the valuation of preferred and common stock, the valuation of stock options and the valuation allowance of deferred tax assets resulting from net operating losses. We base our estimates and assumptions on current facts, our limited historical experience from operating for one year and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments:

Fair value of common stock

In order to determine the fair value of shares of our common stock, our board of directors considered, among other things, contemporaneous valuations of our common stock and preferred stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). Given the absence of a public trading market of our capital stock to date, our board of directors has exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common and preferred stock, including:

●	contemporaneous third-party valuations of our common stock;

●	the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

●	our business, financial condition and results of operations, including related industry trends affecting our operations;

●	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company, given prevailing market conditions;

●	the lack of marketability of our common stock;

●	the market performance of comparable publicly traded companies;

●	U.S. and global economic and capital market conditions and outlook; and

●	Common stock valuation methodology.

In estimating the fair market value of our common stock, our board of directors first determined the equity value of our business using accepted valuation methods.

We conducted a valuation as of September 30, 2017 and December 31, 2017 which used our recent preferred stock financing as a starting point and determined the equity value of our company based on a “back solve” methodology that utilized the option pricing method, a value allocation methodology prescribed in the Practice Aid. The allocation methodology also allocated that equity value across the securities in our capital structure—our preferred stock and common stock. A discount for lack of marketability was then applied to conclude a fair market value for each share of common stock during the period ended December 31, 2017.

Income taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between our financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, based upon the weight of available evidence, if it is more likely than not that some or all of the deferred tax assets will not be realized.

We account for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. We do not anticipate that ASU No. 2016-02 will have a material impact on our financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. It is effective prospectively for the annual period ending December 31, 2018 and interim periods within that annual period. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on the financial statements and disclosures, but do not expect it to have a significant impact.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards  until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

BUSINESS

Overview

We are a development-stage biopharmaceutical company focused on targeted therapeutics for patients suffering from conditions such as atopic dermatitis, also known as eczema. We were incorporated in Nevada in May 2017 and have a limited operating history.

Our primary asset is a sublicense agreement with Chelexa pursuant to which Chelexa has granted us an exclusive sublicense to use its BioLexa Platform, a proprietary, patented, drug compound platform developed at the University of Cincinnati. The license enables us to develop the platform for any indications in humans. Our initial focus will be on the treatment of eczema through the application of a topical cream. Although our initial focus will be on the treatment of eczema, we intend to develop a second topical cream which, upon application, is intended to reduce post-procedure infections, accelerate healing and improve clinical outcomes for patients undergoing aesthetic dermatology procedures. The BioLexa Platform combines an FDA-approved zinc chelator with one or more approved antibiotics in a topical dosage form to address unchecked eczema flare-ups by preventing the formation of infectious biofilms and the resulting clogging of sweat ducts which trigger symptoms. It is the first product candidate intended to prevent the symptom triggering flare-ups rather than simply treating symptoms when they occur.

We intend to initially use the BioLexa Platform to develop two different topical cream products: (i) a product to treat eczema and (ii) a product that reduces post-procedure infections, accelerates healing and improves clinical outcomes for patients undergoing aesthetic dermatology procedures.

BioLexa Biofilm Platform

The BioLexa Platform is a proprietary, patented, drug compound platform for the treatment of eczema. It combines an FDA-approved zinc chelator with one or more approved antibiotics in a topical dosage form to address unchecked eczema flare-ups by preventing the formation of infectious biofilms and the resulting clogging of sweat ducts.

BIOFILMS IN INFECTIONS, DR TV RAO, MD https://www.slideshare.net/doctorrao/biofilms-2172226

The technology is based on scientific research into the pathogenesis of bacterial biofilm formation conducted by Andrew B. Herr, PhD at the University of Cincinnati. Dr. Herr’s work indicated that staph-biofilm formation requires the presence of zinc in the cellular environment. If the zinc is removed, the biofilms’ formation is inhibited, rendering the bacteria susceptible to immune defenses and antibiotic therapy.

Dr. Herr conducted multiple in-vitro experiments in his laboratory demonstrating that chelation of zinc can prevent microcolonization of staph bacteria, leaving the bacteria in their planktonic state and susceptible to host immune defenses, as well as antibiotic therapy.

Dr. Herr’s in-vitro work demonstrating that zinc is an enabler for staph-biofilm formation led to the design and implementation of a series of in-vivo experiments in pigs conducted at the University of Miami and intended to demonstrate that the combination of zinc chelation and broad spectrum antibiotic therapy was far more effective than either approach on its own.

The in-vivo porcine deep partial thickness wound study was undertaken to determine the effects of an antimicrobial agent on the proliferation of 106 Staphylococcus aureus (MRSA USA 300).

Swine were chosen for the in-vivo study due to the morphological and biochemical similarity between porcine and human skin. Two young female white Yorkshire/landrace specific pathogen-free pigs weighing 35-40 kg were kept in-house for at least one week prior to initiating the study, and were studied under the same protocol with approximately two weeks separating the two studies. Skin was prepared by washing with a non-antibiotic soap (Neutrogena) and sterile water. The area was blotted dry with sterile gauze. Forty-four rectangular wounds per animal (88 total wounds) measuring 10mm x 7mm x 0.5mm deep were made in the paravertebral and thoracic area with a specialized electrokeratome. The wounds were separated from one another by approximately 15mm of unwounded skin. Four wounds (four per each treatment group) were randomly assigned to each treatment group (n=11), inoculated with 106 Staphylococcus aureus (MRSA USA 300) and then treated once per day for two days.

The BioLexa Platform was formulated as a topical cream made up of Glyceryl Stearate/PEG-100 Stearate, Lanolin Alcohol, Cetyl Alcohol, Mineral Oil, Sorbitol 70% Solution, Purified Water and the active components, Gentamicin and Ca-DTPA. Gentamicin 0.1% cream (1-gram cream contains 1 mg of Gentamicin base), a broad-spectrum antibiotic exhibiting bactericidal activity against both gram-positive and gram-negative bacteria, is FDA cleared for both internal (not oral) and external application and provides a highly effective topical treatment in primary and secondary bacterial infections of the skin. Ca-DTPA, at the concentrations used, is treated as an excipient and has also received FDA clearance to be safe and effective for internal usage to increase the rates of elimination of heavy metals.

The concentration of Gentamicin 0.1% was kept constant in the study, since that is the FDA-cleared topical cream concentration. Ca-DTPA concentration was varied with the goal of achieving an optimal dose-response antimicrobial effect. Results revealed that the combination of both Gentamicin and Ca-DTPA is greater than the results achieved by Gentamicin alone or Ca-DTPA alone. In addition, no new chemical entities were formed within this formulation.

The data tables below highlight these results.

Miller School of Medicine, of the University of Miami and University of Cincinnati -Determination of the effects of a novel antimicrobial agent used in conjunction with Gentamicin on Staphylococcus aureus using a porcine model: preliminary evaluations Jose Valdes, Joel Gil, Andrew Herr, Andrew Harding and Stephen Davis

Miller School of Medicine, of the University of Miami and University of Cincinnati -Determination of the effects of a novel antimicrobial agent used in conjunction with Gentamicin on Staphylococcus aureus using a porcine model: preliminary evaluations Jose Valdes, Joel Gil, Andrew Herr, Andrew Harding and Stephen Davis

BioLexa’s formulation is a new topical dosage form “repurposing” the antibiotic, enabling it to be developed for use in patients following a special regulatory pathway codified in Section 505(b)(2) of the FDA rules. Proceeding under this regulatory pathway will enable us to rely on all of the available safety and toxicology data on Gentamicin and Ca-DTPA in our FDA filings. We will be required to conduct one Phase 2 study to show the safety of the combination in humans and then we expect to proceed to Phase 3 pivotal clinical trials. We believe that this path will dramatically reduce the required clinical development effort, costs and risks as compared to what would be required of us if we were required to conduct pre-clinical safety, toxicology and animal studies together with Phase 1 human safety trials required for new chemical entities which are not eligible to be reviewed pursuant to Section 505(b)(2) regulatory pathway.

Sublicense with Chelexa Biosciences, Inc.

On May 26, 2017, we entered into a sublicense agreement with Chelexa pursuant to which Chelexa granted us an exclusive worldwide sublicense to make, use, have made, import, offer for sale, and sell products based upon or involving the use of (i) topical compositions comprising a zinc chelator and gentamicin and (ii) zinc chelators to inhibit biofilm formation, which rights were originally granted to Chelexa pursuant to an exclusive license agreement with the University of Cincinnati. In addition, Chelexa granted us the right to issue exclusive and nonexclusive sublicenses (with the right to further sublicense to third parties) to make, use, have made, import, offer for sale, and sell the products.

In May 2017, we paid $300,000 to Chelexa pursuant to the sublicense agreement. In addition, we issued Chelexa 1,000,000 shares of our common stock, which was 10% of our fully-diluted equity at May 26, 2017, and has the right to receive such number of additional shares of common stock required to maintain its 10% interest in our fully-diluted equity until such time we raised a minimum of $3,000,000 (the “Preemptive Right”). As of the date of this prospectus, we have issued Chelexa an aggregate of 1,907,777 additional shares of common stock in accordance with the Preemptive Right. Furthermore, the Company has raised more than $3,000,000 and therefore the Preemptive Right has been terminated.

The Chelexa agreement requires us to use our best commercial efforts to develop, produce and commercialize the BioLexa products on a global basis. It further provides for the payment by us of all development and commercialization expenses along with sales-based royalties at percentages which range from mid to high single digits, with high sales volumes being subject to lower royalty rates, and total milestone payments of $3.5 million. Industry standard performance obligations for us are provided for in the Chelexa agreement with remedies for breach of such obligations. The sublicense agreement will continue until the earlier of May 31, 2025 and the date upon which the patent rights granted to us pursuant to the agreement expire, or until earlier terminated pursuant to the terms of the sublicense agreement. In addition, at any time after one year from the effective date of the sublicense agreement, Chelexa may, at its sole option, terminate or render the license granted to us nonexclusive if, in Chelexa’s judgment, our progress reports do not demonstrate that we have used our best commercial efforts to develop and seek regulatory approval of BioLexa and/or we are engaged in manufacturing, marketing or sublicensing activity which is reasonably expected to ensure that BioLexa is available to the public. We have the right of first refusal to renew the term of the sublicense agreement.

License with the University of Cincinnati

On May 18, 2018, we entered into an exclusive license agreement with the University of Cincinnati for a patented, novel genetic marker for food allergies. The genetic marker licensed by us from the University of Cincinnati (i) is used to identify at risk infants in predicting food allergies, including peanut and milk allergies, (ii) may be used to identify a person’s predisposition to an allergic reaction, thereby avoiding such reaction and (iii) may also determine an individual’s propensity to develop AD, such as eczema. We intend to utilize the genetic marker for purposes of determining an individual’s propensity to develop eczema as well as to identify and treat allergies in at-risk infants.

Pursuant to the terms of the license agreement, we agreed to pay the University of Cincinnati a one-time initial fee within 30 days of the date of the agreement in addition to an annual license fee. In addition, we agreed to pay the University of Cincinnati a yearly minimum annual royalty and certain milestone payments upon successful proof of concept of determining an individual’s propensity to food allergy and within 30 days of a marketing approval in the U.S. The license agreement will continue until the latter of the date upon which a valid claim pursuant to the terms of the license agreement expires or 10 years after the first commercial sale or until earlier terminated pursuant to the terms of the license agreement.

Product Development

We intend to conduct one Phase 2 study in eczema patients comparing BioLexa to placebo. We will assess the safety and tolerability of the topical formulation of Ca-DTPA and Gentamicin 0.1% in our proprietary topical cream vehicle. We will also measure the time to flare-up of symptoms in each arm of the trial and compare them, although proof of efficacy is not intended to be the primary endpoint for the trial. We expect to enroll 100 subjects in the Phase 2 trial at three centers and to complete the trial, subject to receipt of funding by us, by the middle of 2019.

Following our Phase 2 trial, we intend to conduct at least two Phase 3 pivotal studies in eczema patients again comparing BioLexa to placebo. We are planning to conduct the trials in parallel in a total of 20 centers with a minimum of 300 total subjects. Subject numbers and allocation will be informed by the results of the Phase 2 study. We expect the Phase 3 trial program to be completed, subject to receipt of funding by us, by the end of 2020 or early 2021 with an NDA submission targeted for mid to late 2021. While approval timing is very difficult to estimate, we believe that using the 505(b)(2) application process will make it likely that our application will be reviewed more rapidly by the FDA given the high degree of already-reviewed and understood content.

Although our initial focus will be on the treatment of eczema, we intend to develop a second topical cream which, upon application, is intended to reduce post-procedure infections, accelerate healing and improve clinical outcomes for patients undergoing aesthetic dermatology procedures

Eczema and Atopic Dermatitis

Eczema is also referred to as atopic dermatitis. According to the National Eczema Association, eczema affects over 32 million Americans alone. Eczema affects 10-20% of children with 60% of cases occurring within a child’s first year and 85% before the age of five.

There is no cure for eczema, but, in most cases, it is manageable. The word eczema comes from a Greek word that means to effervesce or bubble or boil over.

http://www.easeeczema.org/erc/symptoms_of_eczema.htm

Symptoms

The main symptom of eczema is an inflamed, itchy red rash. It can appear all over the body. Many people have it on their elbows or behind their knees. Babies often have eczema on the face, especially the cheeks and chin. They can also have it on the scalp, trunk (chest and back), and outer arms and legs. Children and adults tend to have eczema on the neck, wrists, and ankles, and in areas that bend, like the inner elbow and knee. People with eczema are usually diagnosed with it when they are babies or young children. Eczema symptoms often become less severe as children grow into adults. For some people, eczema continues into adulthood. Less often, it can start in adulthood. The rash of eczema is different for each person. It may even look different or affect different parts of the body from time to time. It can be mild, moderate or severe. Generally, people with eczema suffer from dry, sensitive skin. Eczema is also known for its intense itch. The itch may be so bad that patients scratch their skin until it bleeds, which can make the rash even worse, leading to increased inflammation and itching. This is called the itch-scratch cycle.

Signs and Symptoms of Eczema

●	Dry, sensitive skin

●	Intense itching

●	Red, inflamed skin

●	Recurring rash

●	Scaly areas

●	Rough, leathery patches

●	Oozing or crusting

●	Areas of swelling

●	Dark colored patches of skin

Current Treatments

According to the National Eczema Association, people utilize many treatments for eczema to relieve the itch, including over-the-counter remedies and prescription medications. In addition, some people utilize alternative eczema treatments, such as herbal remedies. However, a study referenced by the National Eczema Association found that the majority of people with eczema are likely not satisfied with the effectiveness of their medications. The most common complaints in the study included that the subjects’ medications:

●	Do not work;

●	Are messy to use;

●	Are too expensive; and

●	Cause side effects.

In addition to over-the-counter moisturizers, topical steroids are an important part of the treatment plan for most people with eczema. When eczema flares up, applying cream, lotion or ointment containing a steroid will reduce inflammation, ease soreness and irritation, reduce itching and relieve the need to scratch, allowing the skin to heal and recover.

Steroids are naturally-occurring substances that are produced in our bodies to regulate growth and immune function. There are many kinds of steroids, including “anabolic steroids” such as testosterone, “female hormones” such as estrogen (both produced in the gonads) and corticosteroids such as cortisol, which is produced by the adrenal glands. Corticosteroids are the type of steroid used for the treatment of eczema. Corticosteroids have many functions in the body, including effective control of inflammation. Corticosteroids reduce inflammation by temporarily altering the function of several types of cells and chemicals in the skin.

According to the National Eczema Association, there are many serious risks associated with the chronic use of topical steroids. Thinning of the skin (skin atrophy) is a well-recognized, possible side effect. This is especially true when potent topical corticosteroids are applied too frequently and for a prolonged period of time without a break. Early skin thinning can disappear if the topical corticosteroid use is discontinued, and, while uncommon, prolonged use can cause permanent stretch marks (striae), usually on the upper inner thighs, under the arms and in the elbow and knee creases.

Many patients with undertreated eczema have the opposite of skin thinning, and develop thickening, and sometimes darkening of the skin (changes known as lichenification). This is the skin’s response to rubbing and scratching.

Frequent and prolonged application of a topical corticosteroid to the eyelids can cause glaucoma and even cataracts. Topical corticosteroids can occasionally cause tiny pink bumps and acne, especially when used on the face and around the mouth. On the body, greasy corticosteroid ointments sometimes cause redness around hair follicles, sometimes with a pus bump centered in the follicle (folliculitis). When corticosteroids are applied to large body surface areas, enough may be absorbed to inhibit the body’s own production of cortisol, a condition known as “adrenal suppression.” The risk of adrenal suppression is highest with high potency (Class 1-2) corticosteroids. Infants and young children have a higher ratio of body surface area compared to their weight, so they are more susceptible to topical corticosteroid absorption. Moreover, if a child is given oral corticosteroids in large doses or over a long term, prolonged adrenal suppression can be associated with growth suppression and weakened immune responses.

Alternatives Today

The risks and side effects of prolonged steroid use are driving patients, physicians and the pharmaceutical industry to find safe and effective alternatives. Based upon data from the National Eczema Association our competitors include, but are not limited to, the following:

Competitor Drug	Types of Therapies in the Market
Eucrisa	Topical - non steroid
Vanos Cream	Topical - Corticosteroid
Aristocort A Cream	Topical - Corticosteroid
Topicort Cream	Topical - Corticosteroid
Temorate E* Emollient	Emollient
Theraplex	Emollient
Mustela	Emollient
Dupixant	Shot

What is common to all of the above candidates is that they are focused on treating or suppressing symptoms rather than causally preventing or delaying flare-ups.

The graphic below shows the numerous causes of flare-ups in eczema.

https://infodiseases.com/the-causes-symptoms-and-treatments-of-eczema.html

Our product development pipeline is focused on preventing flare-ups caused by staph biofilms. The fundamental difference between the product candidate we intend to develop and those in the table above is that ours are intended to prevent eczema flare-ups rather than merely treat symptoms of a flare-up already underway.

Preventing Eczema Flare-Ups By Stopping Biofilms

It is well known that the skin of eczema patients is colonized with Staphyloccocus aureus (S. Aureus) and this organism has been shown to exist in both dry skin as well as areas of severe dermatitis. It is well known that S. Aureus bacteria are programmed by nature to form micro-colonies as a means of self-preservation. Once formed, these colonies secrete a polysaccharide matrix “shield” enabling the bacteria to grow unfettered by the host immune system or external antibiotic therapy. These shielded bacteria are referred to as “biofilm.” In eczema, biofilms are known to clog sweat ducts, triggering flare-ups. Eczema severity has been directly correlated to the degree of S. Aureus colonization and therapy generally fails to improve symptoms in the presence of high S. Aureus counts.

Biofilms are implicated in 80% of all human infections. Once formed, bacterial biofilms resist the host immune system and antibiotics. Biofilms may require 1,000 times the antibiotic dose required to kill single bacteria, rendering biofilms virtually nontreatable once formed. Despite these realities, existing technology focuses on treatment rather than prevention.

Competition

The current competition in the eczema therapeutics market consists of conventional forms of therapy such as topical corticosteroids, topical immunomodulators and emollients as the most prominent therapies. Among all the available treatment options, topical corticosteroids hold a majority share and dominate the market. Topical corticosteroids, such as Vanos Cream, Aristorcort A Cream and Topicort Cream are available in various strengths (mild, moderate, potent and very potent) and formulations (ointment, cream, lotion and others), so that they can be used according to the severity of eczema. Calceurin inhibitors (Protopic (tacrolimus) and Elidel (pimecrolimus)) showed higher efficacy in comparison to corticosteroids and these products were widely used after their respective launches. However, in 2005, the FDA issued black box warnings for the calceurin inhibitors (Protopic and Elidel), and this resulted in declining sales of these products. Emollients, such as Theraplex, Mustela and Temorate E* Emollient, have good efficacy as well as good safety. They hydrate, moisturize and repair the skin. These products do not offer first line treatment, but they are useful as maintenance therapy in eczema patients.

Market Opportunity

We believe we have a two-fold competitive advantage over our competition. First, currently available eczema treatment options focus on treating or suppressing symptoms rather than causally preventing or delaying flare-ups. Recent peer-reviewed publications highlight that staph-induced biofilms are the root cause of flare-ups in eczema. Our BioLexa product candidate has been demonstrated to prevent the formation of these biofilms with the promise of delaying or completely arresting flare-ups, rather than merely treating symptoms of a flare-up already underway. Second, long-term use of corticosteroids, can have harmful side effects. Because the BioLexa Platform does not use steroids, our treatment avoids these harmful side effects and gives us another advantage over our competition.

Commercialization

Our business success with BioLexa depends not only on the successful development and approval of the product but also on its commercialization. At present, our plan anticipates us making the investments necessary to build an in-house marketing and sales capability for the U.S. market for BioLexa. As BioLexa makes its way through clinical development in the U.S., we intend to approach pharmaceutical and biotechnology companies outside the U.S. to negotiate and enter into strategic partnerships that will enable development and commercialization of BioLexa outside the U.S., where we believe the market opportunity is larger than that of the U.S. albeit far more complex to reach. We have no operations outside the U.S., nor are we planning to have any non-U.S. operations.

Manufacturing and Supply

We do not have any manufacturing capability and therefore has engaged Particle Sciences, Inc. (“Particle Sciences”), a company with over 20 years of experience formulating and producing topical therapeutics under cGMP regulations, to formulate and manufacture the BioLexa product candidate in accordance with cGMP requirements. Particle Sciences is charged with, among other things, the following:

●	Optimizing the formulation of the BioLexa product candidate for ease of production and analysis;

●	Producing and packaging the required doses of the BioLexa product candidate for all clinical testing under cGMP conditions; and

●	Evaluating the shelf life of the BioLexa product candidate employing industry standard stability testing techniques and protocol.

In addition to the foregoing, Particle Sciences is required to identify and source the two raw materials, Ca-DTPA and Gentamicin, used to produce the BioLexa product candidate. Both DTPA and Gentamicin are available from multiple U.S., European and Asian sources. Particle Sciences is required to vet and engage our potential vendors. The additional components in the BioLexa formulation are all listed in the United States Pharmacopeia and are readily available from multiple U.S. sources who routinely supply similar materials to the pharmaceutical and cosmetic industries.

Intellectual Property Portfolio

We believe that market exclusivity derived from our licensed intellectual property, the Hatch-Waxman provisions applicable to products approved under 505(b)(2) and possible data protection rights will present barriers to entry and are keys to our success.

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the U.S. and in other countries. Our policy is to actively seek the broadest intellectual property protection possible for our products, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and elsewhere in the world. In addition, we intend to actively pursue product life-cycle management initiatives to extend our market exclusivity

We intend to cement our market exclusivity in conjunction with our formulation-development partners through additional patents based on the pharmaceutical and clinical characteristics of our drug in the proprietary formulation and through the introduction of line extensions such as combination drugs and new formulations.

In addition to any granted patents, our products will be eligible for market exclusivity to run concurrently with the term of the patent for three and a half years in the U.S. per the Hatch-Waxman Act and pediatric exclusivity guideline and up to ten years of market exclusivity in the E.U. which includes eight years of data exclusivity and two years of market exclusivity from the date of the NDA or the European equivalent referred to as Marketing Authorization Application, or MAA.

BioLexa, our biofilm-prevention technology, is covered by U.S. Patent No. 9,821,063, which was issued on November 21, 2017 and expires in 2033, and has issued patents in the E.U. and Spain expiring in 2028. Patent applications are presently pending in the U.S., Europe and Canada which, if issued, will expire in 2033.

Government Regulation

Governmental authorities in the U.S. and other countries extensively regulate the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing of pharmaceutical products such as those being developed by us. In the U.S., the FDA regulates such products under the FDCA and implements related regulations. Failure to comply with applicable FDA requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions and/or criminal prosecution.

U.S. Food and Drug Administration Regulation

United States Drug Development

In the United States, the FDA regulates drugs, medical devices and combinations of drugs and devices, or combination products, under the FDCA and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, requests for voluntary product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of extensive pre-clinical laboratory tests, animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice regulations;

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials in accordance with an applicable IND and other clinical study related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug for its proposed indication;

●	submission to the FDA of an NDA;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with the FDA’s cGMP requirements;

●	potential FDA audit of the clinical trial sites that generated the data in support of the NDA; and

●	FDA review and approval of the NDA prior to any commercial marketing or sale.

Once a pharmaceutical product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some pre-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, IRB must review and approve the plan for any clinical trial before it commences at any institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The product is initially introduced into a small number of healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.

●	Phase 2. Involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

●	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the product and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 trials. Companies that conduct certain clinical trials also are required to register them and post the results of completed clinical trials on a government-sponsored database, such as ClinicalTrials.gov in the United States, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events, findings from other studies that suggest a significant risk to humans exposed to the product, findings from animal or in vitro testing that suggest a significant risk to human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the study. The clinical trial sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

NDA and FDA Review Process

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee, and the sponsor of an approved NDA is also subject to an annual program user fee; although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA typically makes a decision on accepting an NDA for filing within 60 days of receipt. The decision to accept the NDA for filing means that the FDA has made a threshold determination that the application is sufficiently complete to permit a substantive review. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act( “PDUFA”), the FDA’s goal to complete its substantive review of a standard NDA and respond to the applicant is ten months from the receipt of the NDA. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification and may go through multiple review cycles.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMPs to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of an NDA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a product for marketing in the United States, and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. For example, the FDA may require Phase 4 clinical trials to further assess drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals, including the requirement for a risk evaluation and mitigation strategy (“REMS”), to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

Section 505(b)(2) Regulatory Approval Pathway

Section 505(b)(2) of the FDCA provides an alternate regulatory pathway for approval of a new drug by allowing the FDA to rely on data not developed by the applicant. Specifically, Section 505(b)(2) permits the submission of an NDA where one or more of the investigations relied upon by the applicant for approval was not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon published literature and/or the FDA’s findings of safety and effectiveness for an approved drug already on the market. Approval or submission of a 505(b)(2) application, like those for abbreviated new drugs (“ANDAs”), may be delayed because of patent and/or exclusivity rights that apply to the previously approved drug.

A 505(b)(2) application may be submitted for a new chemical entity, or NCE, when some part of the data necessary for approval is derived from studies not conducted by or for the applicant and when the applicant has not obtained a right of reference. Such data are typically derived from published studies, rather than FDA’s previous findings of safety and effectiveness of a previously approved drug. For changes to a previously approved drug however, an applicant may rely on the FDA’s finding of safety and effectiveness of the approved drug, coupled with information needed to support the change from the approved drug, such as new studies conducted by the applicant or published data. When based on an approved drug, the 505(b)(2) drug may be approved for all of the indications permitted for the approved drug, as well as any other indication supported by additional data.

Section 505(b)(2) applications also may be entitled to marketing exclusivity if supported by appropriate data and information. As discussed in more detail below, three-year new data exclusivity may be granted to the 505(b)(2) application if one or more clinical investigations conducted in support of the application, other than bioavailability/bioequivalence studies, were essential to the approval and conducted or sponsored by the applicant. Five years of marketing exclusivity may be granted if the application is for an NCE, and pediatric exclusivity is likewise available.

Orange Book Listing and Paragraph IV Certification

For NDA submissions, including those under Section 505(b)(2), applicants are required to list with the FDA certain patents with claims that cover the applicant’s product. Upon approval, each of the patents listed in the application is published in Approved Drug Products with Therapeutic Equivalence Evaluations, commonly referred to as the Orange Book. Any applicant who subsequently files an ANDA or 505(b)(2) NDA that references a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV Certification.

If an applicant has provided a Paragraph IV Certification to the FDA, the applicant must also send notice of the Paragraph IV Certification to the holder of the NDA for the approved drug and the patent owner once the application has been accepted for filing by the FDA. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to notice of the Paragraph IV Certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV Certification prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months from the date of the lawsuit, the applicant’s successful defense of the suit, or expiration of the patent.

Reimbursement

Potential sales of any of our product candidates, if approved, will depend, at least in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage and/or reducing reimbursements for medical products and services. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our future revenues and results of operations. Decreases in third-party reimbursement or a decision by a third-party payor to not cover a product candidate, if approved, or any future approved products could reduce physician usage of our products, and have a material adverse effect on our sales, results of operations and financial condition.

In the United States, the Medicare Part D program provides a voluntary outpatient drug benefit to Medicare beneficiaries for certain products. We do not know whether our product candidates, if approved, will be eligible for coverage under Medicare Part D, but individual Medicare Part D plans offer coverage subject to various factors such as those described above. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own coverage policies.

Healthcare Laws and Regulations

Sales of our product candidates, if approved, or any other future product candidate will be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we might conduct our business. The healthcare laws and regulations that may affect our ability to operate include the following:

●	The federal Anti-Kickback Statute makes it illegal for any person or entity to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is in exchange for or to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value.

●	Federal false claims and false statement laws, including the federal civil False Claims Act, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent.

●	HIPAA created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors or making any false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their implementing regulations, impose obligations on certain types of individuals and entities regarding the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information.

●	The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, we may be subject to state laws that require pharmaceutical companies to comply with the federal government’s and/or pharmaceutical industry’s voluntary compliance guidelines, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, as well as state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA.

Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Employees

As of June 19, 2018, we employed a total of 2 full-time employees and had no part-time employees. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

Facilities

Our executive office is located at 1 Rockefeller Plaza, Suite 1039, New York, NY 10020. We lease our office for $2,280 per month pursuant to a lease which terminates on July 31, 2019. We believe that our existing facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers, key employees and directors as of June 19, 2018.

Name	Age	Position
Executive Officers:
Robb Knie	49	Acting President, Chief Executive Officer and Director
Board of Directors:
Vadim Mats	33	Director
Kenneth Rice	64	Director
Anthony Hayes	50	Director

Robb Knie

Robb Knie has served as President and Chief Executive Officer and as a director of the Company since May 2017 and as our principal financial and accounting officer until June 2018. Mr. Knie served as the President of Lifeline Industries Inc. since its inception in 1995. From 2002 to 2010 he was a Semiconductor Analyst for PAW Partners. From 1993 until 1995, Mr. Knie served as Northeast Regional Manager of American Express Financial Advisors. Mr. Knie served as a board member of Inventergy Global, Inc. (NASDAQ: INVT) from December 2013 until October 2014. We believe that Mr. Knie is qualified to serve as a director because of his business and leadership experience and experience as a board member of public companies.

Vadim Mats

Vadim Mats has served as a director of the Company since May 2017. Mr. Mats currently consults with multiple companies in a range of industries on all aspects of finance, accounting, tax and operations. Since March 2017, Mr. Mats has served as Chief Financial Officer of Lust for Life Footwear and Brioclick Inc. From June 2010 to December 2016, Mr. Mats was Chief Financial Officer of Whalehaven Capital. Mr. Mats also served as the Assistant Controller at Eton Park Capital Management, LP, a multi-strategy fund, from July 2007 to December 2009. From June 2006 to July 2007, Mr. Mats was a Senior Fund Accountant at The Bank of New York Mellon (NYSE: BK), where he was responsible for over fifteen funds. From 2011 until March 2017, Mr. Mats served as Director and Chair of the Audit Committee of Wizard World Inc. (OTCQB: WIZD). Mr. Mats graduated cum laude from the Zicklin School of Business at Bernard Baruch College with a Bachelor’s degree in Business Administration, specializing in finance and investments and holds a Master of Science in accounting and finance from the Zicklin School of Business at Bernard Baruch College. Further, Mr. Mats is a CAIA© Charterholder and a Certified Public Accountant in the State of New York. We believe that Mr. Mats is qualified to serve as a director because of his experience as a board member of a public company and his knowledge with respect to finance, accounting, tax and operations matters.

Kenneth Rice

Kenneth Rice has served as a director of the Company since May 2017. Mr. Rice has served as the President and Chief Financial Officer of LikeMinds, Inc., an affiliate of Alseres Pharmaceuticals, Inc. (“Alseres”) since 2016. Since 2005, Mr. Rice has served as the Executive Vice President, Chief Financial Officer and in-house counsel to Alseres. In addition, since 2012, Mr. Rice has served as Executive Chairman of Chelexa. From August 1999 through March 2001, Mr. Rice served as Vice President and Chief Financial Officer of MacroChem Corporation, a publicly-traded drug delivery company. Mr. Rice received his BSBA from Babson College, his MBA from Babson College, his Juris Doctorate from Suffolk University Law School and his LLM from Boston University Law School. We believe that Mr. Rice is qualified to serve as a director because of his over 25 years of experience in operations, finance, marketing and sales and business development in both private and public life science companies.

Anthony Hayes

Anthony Hayes has served as a director of the Company since June 2017 and as Chief Executive Officer of Spherix Incorporated (NASDAQ: SPEX) since September 2013. In addition, Mr. Hayes has served as the Chief Executive Officer of North South since March 2013. Mr. Hayes was the fund manager of JaNSOME IP Management LLC and JaNSOME Patent Fund LP from August 2012 to August 2013, both of which he co-founded. Mr. Hayes was the founder and Managing Member of Atwater Partners of Texas LLC from March 2010 to August 2012 and a partner at Nelson Mullins Riley & Scarborough LLP from May 1999 to March 2010. Mr. Hayes received his Juris Doctorate from Tulane University School of Law and his B.A. in economics from Mary Washington College. We believe that Mr. Hayes is qualified to serve as a director because of his experience as CEO of Spherix Incorporated and North South.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has been involved in any bankruptcy or criminal proceedings, nor have there been any judgments or injunctions brought against any of our directors or executive officers during the last ten years that we consider material to the evaluation of the ability and integrity of any director or executive officer.

Director Independence

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Anthony Hayes and Vadim Mats do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of The Nasdaq Capital Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Nevada law, and conducts its business through meetings of the board of directors and its standing committees. We have a standing audit committee and compensation committee and will have a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Our board of directors has determined that all of the members of the audit committee, the compensation committee and the nominating and corporate governance committee to be appointed upon the consummation of this offering are independent as defined under the applicable rules of The Nasdaq Capital Market, including, in the case of all of the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making such determination, the board of directors considered the relationships that each director has with our Company and all other facts and circumstances that the board of directors deemed relevant in determining director independence, including the beneficial ownership of our capital stock by each director.

Audit Committee

Our audit committee will be responsible for, among other things:

●	approving and retaining the independent registered public accounting firm to conduct the annual audit of our financial statements;

●	reviewing the proposed scope and results of the audit;

●	reviewing and pre-approval of audit and non-audit fees and services;

●	reviewing accounting and financial controls with the independent registered public accounting firm and our financial and accounting staff;

●	reviewing and approving transactions between us and our directors, officers and affiliates;

●	establishing procedures for complaints received by us regarding accounting matters;

●	overseeing internal audit functions, if any; and

●	preparing the report of the audit committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement.

Upon the consummation of this offering, our audit committee will consist of Anthony Hayes, [ ] and [ ], with Anthony Hayes serving as chair. Each member of our audit committee meets the financial literacy requirements of the Nasdaq rules. In addition, our board of directors has determined that Anthony Hayes qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.hoththerapeutics.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and recommending the compensation arrangements for management, including the compensation for our president and chief executive officer;

●	establishing and reviewing general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

●	administering our stock incentive plans; and

●	preparing the report of the compensation committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement.

Upon the consummation of this offering, our compensation committee will consist of Kenneth Rice, Robb Knie and Anthony Hayes, with Anthony Hayes serving as chair.

Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.hoththerapeutics.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Governance Committee

Our nominating and governance committee is responsible for, among other things:

●	identifying and nominating members of the board of directors;

●	developing and recommending to the board of directors a set of corporate governance principles applicable to our Company; and

●	overseeing the evaluation of our board of directors.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of [ ], with [ ] serving as chair.

Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.hoththerapeutics.com  substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Technology Advisory Board

In July 2017, the board of directors formed a Technology Advisory Board. The members of such board are as follows: (i) Kenneth Rice as Chairman, (ii) Dr. Andrew Herr, Richard Granstein and Jonathan Zippin as Medical Doctor members and (iii) Jesse Crowne and Robert Vander Zanden as Non Medical Doctor members.

Code of Ethics and Code of Conduct

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website at www.hoththerapeutics.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers of, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2017 to:

●	Robb Knie, Chief Executive Officer

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Robb Knie, Chief Executive Officer, President and Director	2017	$145,833	—	—	—	—	—	—	$145,833

Outstanding Equity Awards at December 31, 2017

As of December 31, 2017, the Company had no equity incentive plans.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during the fiscal year ended December 31, 2017. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2017.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Vadim Mats	$10,000	$10,000	—	—	—	—	$20,000
Kenneth Rice	$14,457	$15,000	—	—	—	—	$29,457
Anthony Hayes	$10,000	$37,000	—	—	—	—	$47,000

Non-Employee Director Compensation Policy

Our directors will receive $30,000 cash compensation per year for their service on the board of directors, as well as reimbursement for out-of-pocket expenses with respect to such directors’ attendance at meetings of the board of directors of the Company. Committee chairs will receive an additional [$10,000] cash compensation per year for their added services in such roles. In addition, Vadim Mats and Kenneth Rice have each received a stock grant for 100,000 shares of common stock. Furthermore, Kenneth Rice received an additional stock grant for 50,000 shares of common stock and Anthony Hayes received a stock grant of 370,000 shares of common stock for their services as a memebr of the Company’s Technology Advisory Board.

Employment Agreements

Robb Knie Employment Agreement

On June 1, 2017, we entered into an employment agreement, as amended on August 4, 2017 (the “Employment Agreement”) with Robb Knie pursuant to which Mr. Knie will serve as Chief Executive Officer of the Company. The term of the Employment Agreement shall be for one year and shall automatically be extended for additional one-year terms unless either party gives prior written notice of non-renewal no later than six months prior to the expiration of the term. Pursuant to the terms of the Employment Agreement, the Company shall pay Mr. Knie $250,000 per year.

Upon termination of Mr. Knie’s employment for death or disability, Mr. Knie shall receive: (i) accrued but unpaid compensation and vacation through the date of termination, any other benefits accrued under any benefit plans of the Company and reimbursement of out-of-pocket expenses incurred prior to termination, (ii) twelve (12) months’ of Mr. Knie’s then base salary, (iii) COBRA rights for a period of twelve (12) months upon election of such rights by Mr. Knie and (iv) payment on a pro-rated basis for any annual bonus or other payments earned in connection with any bonus plan of the Company. Upon voluntary termination, termination for Good Reason (as defined in the Employment Agreement), termination by the Company without Cause (as defined in the Employment Agreement) or termination within thirty (30) days of a Change in Control Transaction (as defined in the Employment Agreement), Mr. Knie shall receive all of the benefits Mr. Knie would receive upon termination for death or disability. In addition, Mr. Knie’s equity grants shall immediately vest in full. Upon termination by the Company for Cause, Mr. Knie shall receive: (i) accrued but unpaid compensation and vacation through the date of termination and reimbursement of out-of-pocket expenses incurred prior to termination and (ii) COBRA rights for a period of one (1) month upon election of such rights by Mr. Knie.

Upon the closing of the offering contemplated by this registration statement, the Company will enter into an amended and restated employment agreement with Robb Knie pursuant to which Mr. Knie shall receive a base salary of $350,000 per year. The form of the amended and restated employment agreement is filed herewith as Exhibit 10.3.

2018 Equity Incentive Plan

Summary

The Company’s 2018 Equity Incentive Plan (the “2018 Plan”) was adopted by our board of directors on May 4, 2018 and by our shareholders on May 4, 2018. Having an adequate number of shares available for future equity compensation grants is necessary to promote our long-term success and the creation of shareholders value by:

●	Enabling us to continue to attract and retain the services of key service providers who would be eligible to receive grants;

●	Aligning participants’ interests with shareholders’ interests through incentives that are based upon the performance of our common stock;

●	Motivating participants, through equity incentive awards, to achieve long-term growth in the Company’s business, in addition to short-term financial performance; and

●	Providing a long-term equity incentive program that is competitive as compared to other companies with whom we compete for talent.

The 2018 Plan permits the discretionary award of incentive stock options (“ISOs”), nonstatutory stock options (“NQSOs”), restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”), other equity awards and/or cash awards to selected participants. The 2018 Plan will remain in effect until the earlier of (i) May 4, 2028 and (ii) the date upon which the 2018 Plan is terminated pursuant to its terms, and in any event subject to the maximum share limit of the 2018 Plan

The 2018 Plan provides for the reservation of 4,000,000 shares of common stock for issuance thereunder (the “Share Limit”), and provides that the maximum number of shares that may be issued pursuant to the exercise of ISOs is 4,000,000 (the “ISO Limit”). The number of shares available for issuance under the 2018 Plan constitutes approximately 20% of our issued and outstanding shares of common stock as of the date of Board approval.

The 2018 Plan contains an “evergreen” provision (the “Evergreen Provision”) which allows for an annual increase in the Share Limit and the ISO Limit on the first day of each fiscal year commencing on January 1, 2019. The annual Share Limit and ISO Limit increase shall be equal to the lowest of:

●	1,000,000 shares of common stock;

●	5% of the number of shares of our common stock outstanding as of such date; and

●	an amount determined by the Committee (as defined below).

Key Features of the 2018 Plan

Certain key features of the 2018 Plan are summarized as follows:

●	If not terminated earlier by our board of directors, the 2018 Plan will terminate on May 4, 2028.

●	Subject to the Evergreen Provision, up to a maximum aggregate of 4,000,000 shares of common stock may be issued under the 2018 Plan. The maximum number of shares that may be issued pursuant to the exercise of ISOs is also 4,000,000.

●	The 2018 Plan will generally be administered by a committee comprised solely of independent members of our board of directors. This committee will be the Compensation Committee unless otherwise designated by our board of directors (the “Committee”). The Board may designate a separate committee to make awards to employees who are not officers subject to the reporting requirements of Section 16 of the Exchange Act.

●	Employees, consultants and Board members are eligible to receive awards, provided that the Committee has the discretion to determine (i) who shall receive any awards, and (ii) the terms and conditions of such awards.

●	Awards may consist of ISOs, NQSOs, restricted stock, RSUs, SARs, other equity awards and/or cash awards.

●	Stock options and SARs may not be granted at a per share exercise price below the fair market value of a share of our Common Stock on the date of grant.

●	Stock options and SARs may not be repriced or exchanged without stockholder approval.

●	The maximum exercisable term of stock options and SARs may not exceed ten years.

●	Awards are subject to recoupment of compensation policies adopted by the Company.

Eligibility to Receive Awards. Employees, consultants and Board members of the Company and certain of our affiliated companies are eligible to receive awards under the 2018 Plan. The Committee determines, in its discretion, the selected participants who will be granted awards under the 2018 Plan.

Shares Subject to the 2018 Plan. The maximum number of shares of Common Stock that can be issued under the 2018 Plan is 4,000,000 shares. The 2018 Plan contains an “evergreen” provision (the “Evergreen Provision”) which allows for an annual increase in the Share Limit and the ISO Limit on the first day of each fiscal year commencing on January 1, 2019. The annual Share Limit and ISO Limit increase shall be equal to the lowest of:

●	1,000,000 shares of common stock;

●	5% of the number of shares of our common stock outstanding as of such date; and

●	an amount determined by the Committee .

The shares underlying forfeited or terminated awards (without payment of consideration), or unexercised awards become available again for issuance under the 2018 Plan. No fractional shares may be issued under the 2018 Plan. No shares will be issued with respect to a participant’s award unless applicable tax withholding obligations have been satisfied by the participant.

Administration of the 2018 Plan. The 2018 Plan will be administered by our Board’s Compensation Committee, acting as the Committee, which shall consist of independent Board members. With respect to certain awards issued under the 2018 Plan, the members of the Committee also must be “Non-Employee Directors” under Rule 16b-3 of the Exchange Act. Subject to the terms of the 2018 Plan, the Committee has the sole discretion, among other things, to:

●	Select the individuals who will receive awards;

●	Determine the terms and conditions of awards (for example, performance conditions, if any, and vesting schedule);

●	Correct any defect, supply any omission, or reconcile any inconsistency in the 2018 Plan or any award agreement;

●	Accelerate the vesting, extend the post-termination exercise term or waive restrictions of any awards at any time and under such terms and conditions as it deems appropriate, subject to the limitations set forth in the 2018 Plan;

●	Permit a participant to defer compensation to be provided by an award; and

●	Interpret the provisions of the 2018 Plan and outstanding awards.

The Committee may suspend vesting, settlement, or exercise of awards pending a determination of whether a selected participant’s service should be terminated for cause (in which case outstanding awards would be forfeited). Awards may be subject to any policy that the Board may implement on the recoupment of compensation (referred to as a “clawback” policy). The members of the Board, the Committee and their delegates shall be indemnified by the Company to the maximum extent permitted by applicable law for actions taken or not taken regarding the 2018 Plan. In addition, the Committee may use the 2018 Plan to issue shares under other plans or sub-plans as may be deemed necessary or appropriate, such as to provide for participation by non-U.S. employees and those of any of our subsidiaries and affiliates.

Types of Awards.

Stock Options. A stock option is the right to acquire shares at a fixed exercise price over a fixed period of time. The Committee will determine, among other terms and conditions, the number of shares covered by each stock option and the exercise price of the shares subject to each stock option, but such per share exercise price cannot be less than the fair market value of a share of our common stock on the date of grant of the stock option. The exercise price of each stock option granted under the 2018 Plan must be paid in full at the time of exercise, either with cash, or through a broker-assisted “cashless” exercise and sale program, or net exercise, or through another method approved by the Committee. Stock options granted under the 2018 Plan may be either ISOs or NQSOs. In order to comply with Treasury Regulation Section 1.422-2(b), the 2018 Plan provides that no more than 4,000,000 shares may be issued pursuant to the exercise of ISOs.

SARs. A SAR is the right to receive, upon exercise, an amount equal to the difference between the fair market value of the shares on the date of the SAR’s exercise and the aggregate exercise price of the shares covered by the exercised portion of the SAR. The Committee determines the terms of SARs, including the exercise price (provided that such per share exercise price cannot be less than the fair market value of a share of our common stock on the date of grant), the vesting and the term of the SAR. Settlement of a SAR may be in shares of common stock or in cash, or any combination thereof, as the Committee may determine. SARs may not be repriced or exchanged without stockholder approval.

Restricted Stock. A restricted stock award is the grant of shares of our common stock to a selected participant and such shares may be subject to a substantial risk of forfeiture until specific conditions or goals are met. The restricted shares may be issued with or without cash consideration being paid by the selected participant as determined by the Committee. The Committee also will determine any other terms and conditions of an award of restricted stock.

RSUs. RSUs are the right to receive an amount equal to the fair market value of the shares covered by the RSU at some future date after the grant. The Committee will determine all of the terms and conditions of an award of RSUs. Payment for vested RSUs may be in shares of common stock or in cash, or any combination thereof, as the Committee may determine. RSUs represent an unfunded and unsecured obligation for us, and a holder of a stock unit has no rights other than those of a general creditor.

Other Awards. The 2018 Plan also provides that other equity awards, which derive their value from the value of our shares or from increases in the value of our shares, may be granted. In addition, cash awards may also be issued. Substitute awards may be issued under the 2018 Plan in assumption of or substitution for or exchange for awards previously granted by an entity which we (or an affiliate) acquire.

Limited Transferability of Awards. Awards granted under the 2018 Plan generally are not transferrable other than by will or by the laws of descent and distribution. However, the Committee may in its discretion permit the transfer of awards other than ISOs.

Change in Control. In the event that we are a party to a merger or other reorganization or similar transaction, outstanding 2018 Plan awards will be subject to the agreement pertaining to such merger or reorganization. Such agreement may provide for (i) the continuation of the outstanding awards by us if we are a surviving corporation, (ii) the assumption or substitution of the outstanding awards by the surviving entity or its parent, (iii) full exercisability and/or full vesting of outstanding awards, or (iv) cancellation of outstanding awards either with or without consideration, in all cases with or without consent of the selected participant. The Committee will decide the effect of a change in control of the Company on outstanding awards.

Amendment and Termination of the 2018 Plan. The Board generally may amend or terminate the 2018 Plan at any time and for any reason, except that it must obtain stockholder approval of material amendments to the extent required by applicable laws, regulations or rules.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since our inception on May 16, 2017, except as set forth below, we have not been a participant to any transactions in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of our total assets at the end of our last completed fiscal year, and in which any of our directors, executive officers holders of more than 5% of our capital stock, promotor or certain control person or any member of their immediate family had or will have a direct or indirect material interest.

On May 16, 2017, Matthew Eitner and James Ahern, the Chief Executive Officer and Head of Capital Markets of Laidlaw, respectively, each purchased 3,000,000 shares of Common Stock the Company for an aggregate purchase price of $3,000. In addition, they each loaned us an aggregate of $102,000, which loans, together with a $48,000 original issue discount, have since been repaid.

On May 26, 2017, we entered into a sublicense agreement with Chelexa. Kenneth Rice, a member of our board of directors is the Executive Chairman of Chelexa. Pursuant to the terms of the sublicense agreement, Chelexa granted us an exclusive worldwide sublicense to use the BioLexa Platform, a proprietary, patented, drug compound platform developed at the University of Cincinnati. In May 2017, we paid $300,000 to Chelexa pursuant to the sublicense agreement. In addition, we issued Chelexa 1,000,000 shares of our common stock, which was 10% of our fully-diluted equity at May 26, 2017, and Chelexa has the right to receive such number of additional shares of common stock required to maintain its 10% interest in our fully-diluted equity until such time that we raised a minimum of $3,000,000. As of the date here, we have issued Chelexa an aggregate of 1,907,777 additional shares of common stock pursuant to the Preemptive Right. We have raise more than $3,000,000 and therefore the Preemptive Right has been terminated. The sublicense agreement further provides for the payment by us of all development and commercialization expenses along with sales-based royalties at percentages which range from mid to high single digits, with high sales volumes being subject to lower royalty rates, and total milestone payments of $3.5 million.

On July 6, 2017, we entered into an engagement agreement with Laidlaw. We agreed to pay Laidlaw a fee in the amount of 10% of the gross proceeds of the private placement of our securities received from investors at the closing of such offering as well as a non-accountable expense reimbursement equal to 2% of the gross proceeds received from investors at the closing of such offering. In addition, Laidlaw received seven year warrants to purchase such number of shares of Common Stock of the Company equal to 10% of the aggregate number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock issued in the offering and the number of shares of Common Stock underlying the warrants issued or issuable in the offering at an exercise price equal to the lowest price per share of the shares or warrants issued or issuable to investors in the offering. Furthermore, Laidlaw was paid an activation fee of $50,000 at the initial closing of the offering.

On June 30, 2017, we entered into a securities purchase agreement with Spherix pursuant to which we sold 6,800,000 shares of our common stock for gross proceeds of $675,000. In connection with the sale of the shares of common stock, on June 30, 2017, we entered into a registration rights agreement with Spherix. Anthony Hayes, a member of our board of directors is the Chief Executive Officer of Spherix. Pursuant to the terms of the Spherix RRA, we agreed, among other things, that we will file with the SEC a registration statement on Form S-1 under the Securities Act that covers the resale of 6,800,000 shares of common stock issued to Spherix pursuant to a securities purchase agreement between us and Spherix and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing. See “Registration and Piggyback Rights – Spherix Incorporated” for additional information. In addition, we entered into a lock-up agreement with Spherix pursuant to which Spherix and its affiliates have agreed to not take certain actions, including exercising their registration rights, until the 36 month anniversary of the Initial Public Offering. See “Lock-Up Agreements – Spherix Incorporated Lock-Up” for additional information.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at the end of our last completed fiscal year. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 19, 2018 by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and executive officers as a group; and

●	each shareholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of June 19, 2018, pursuant to the exercise of options or warrants or conversion of preferred stock, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 20,347,777 shares of common stock and 12,409,920 shares of common stock underlying 3,102,480 shares of Series A Convertible Preferred Stock outstanding on June 19, 2018, and [ ] shares of common stock outstanding after the completion of this offering.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Hoth Therapeutics, Inc., 1 Rockefeller Plaza, Suite 1039, New York, New York 10020.

		Percentage of Voting Securities Beneficially Owned
	Number of Shares Beneficially Owned Prior to Offering
Name of Beneficial Owner			Before Offering (1)	After Offering(2)
Directors and Executive Officers
Robb Knie	3,350,000		10.23%
Vadim Mats	150,000		*
Kenneth Rice (3)	3,107,777	(4)	9.49%
Anthony Hayes (5)	7,220,000	(6)	22.04%
All current executive officers and directors as a group (4 persons)	10,920,000		33.34%
5% or Greater Stockholders
Spherix Incorporated (5) One Rockefeller Plaza New York, NY 10020	6,800,000		20.76%
Chelexa Biosciences, Inc. (3) 275 Grove Street, Suite 2-400 Auburndale, MA 02466	2,907,777		8.88%
James Ahern (7) 521 Fifth Ave, 12th Floor New York, NY 10175	3,000,000		9.16%
Matthew Eitner (7) 521 Fifth Ave, 12th Floor New York, NY 10175	3,000,000		9.16%

* Represents beneficial ownership of less than 1%.

(1) Includes 20,347,777 shares of common stock and 12,409,920 shares of common stock underlying 3,102,480 shares of Series A Convertible Preferred Stock.

(2) Includes 12,409,920 shares of common stock assuming the conversion of 3,102,480 shares of Series A Convertible Preferred Stock. Assuming the underwriters do not exercise their option to acquire additional securities, as described in the section “Underwriting (Conflicts of Interest)” below.

(3) Kenneth Rice is the Executive Chairman of Chelexa and in such capacity has voting and dispositive power over the securities held by such entity.

(4) Includes (i) 200,000 shares of common stock held by Kenneth Rice and (ii) 2,907,777 shares of common stock held by Chelexa.

(5) Anthony Hayes is the Chief Executive Officers of Spherix Incorporated and in such capacity has voting and dispositive power over the securities held by such entity.

(6) Includes (i) 420,000 shares of common stock held by Anthony Hayes and (ii) 6,800,000 shares of common stock held by Spherix Incorporated.

(7) Matthew Eitner and James Ahern are the Chief Executive Officer and Head of Capital Markets, respectively, of Laidlaw.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Articles of Incorporation and Bylaws and the registration rights agreements, each of which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Nevada law. Immediately prior to the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share of which 5,000,000 shares of preferred stock are designated as Series A Convertible Preferred Stock.

As of June 19, 2018, 20,347,777 shares of our common stock were issued and outstanding, held by 16 holders of record, and 3,102,480 shares of our Series A Convertible Preferred Stock were issued and outstanding. Upon the closing of this offering, the 3,102,480 shares of Series A Convertible Preferred Stock will be converted into an aggregate of 12,409,920 shares of common stock. As of June 19, 2018, we had no stock options outstanding. Our board of directors is authorized, without stockholder approval except as required by the Nasdaq Rules, to issue additional shares of our capital stock.

Common Stock

Each share of our common stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote. Holders of common stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the common stock, to receive any dividend declared by the board of directors. If the Company is voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no redemption or conversion rights. The rights, preferences and privileges of holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Immediately prior to the closing of this offering, our board of directors will be authorized, subject to limitations prescribed by Nevada law, to issue up to 10,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our shareholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Equity Awards

As of June 19, 2018, we issued 520,000 shares of common stock pursuant to the 2018 Plan and had no outstanding options to purchase shares of our common stock or other equity awards. Pursuant to the 2018 Plan, 4,000,000 shares of our common stock will be reserved for issuance of equity awards under such plan; provided, however, the 2018 Plan contains an “evergreen” provision which allows for an annual increase in the Share Limit and the ISO Limit on the first day of each fiscal year commencing on January 1, 2019. The annual Share Limit and ISO Limit increase shall be equal to the lowest of: 1,000,000 shares of common stock; 5% of the number of shares of our common stock outstanding as of such date; and an amount determined by the Committee. See the sections of this prospectus entitled “Management – Non-Employee Director Compensation” for additional information regarding the options and shares of restricted common stock to be issued to our directors and executive officers on and prior to the closing date of this offering.

Registration and Piggyback Rights

Spherix Incorporated

On June 30, 2017, we entered into a registration rights agreement (the “Spherix RRA”) with Spherix Incorporated (“Spherix”) pursuant to which we agreed, among other things, that we will file with the SEC a registration statement on Form S-1 under the Securities Act that covers the resale of 6,800,000 shares of common stock issued to Spherix pursuant to a securities purchase agreement between us and Spherix and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing (the “Spherix Registrable Securities”).

Pursuant to the Spherix RRA, we are obligated to use our best efforts to have the registration statement declared effective by the SEC as soon as practicable after it is filed with the SEC, but in no event later than the applicable Effectiveness Date. “Effectiveness Date” means with respect to the initial registration statement required to be filed pursuant to the Spherix RRA, the 18 month anniversary of the closing date of the transactions contemplated by the securities purchase agreement and, with respect to any additional registration statements which may be required pursuant to the Spherix RRA, the earliest practical date on which we are permitted to go effective on such additional registration statement; provided, however, that, in the event we are notified by the SEC that one or more of the above registration statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such registration statement shall be the fifth trading day following the date on which we are so notified if such date precedes the dates otherwise required above. In addition, pursuant to the terms of the Spherix RRA, without the consent of Spherix, neither we nor any of our security holders may include our securities in any registration statements other than the Spherix Registrable Securities. Furthermore, subject to certain exemptions, if at any time during the Effectiveness Period there is not an effective registration statement covering all of the Spherix Registrable Securities and we shall determine to prepare and file with the SEC a registration statement relating to an offering for our own account or the account of others under the Securities Act of any of our equity securities, then we shall deliver to Spherix a written notice of such determination and, if within 15 days after the date of the delivery of such notice, Spherix notifies us in writing, we must include in such registration statement all or any part of such Spherix Registrable Securities requested to be registered by Spherix.

Series A Preferred Stockholders

From October 2017 until February 2018, we conducted a private placement of our securities pursuant to which we issued an aggregate of 3,102,480 shares of Series A Preferred Stock, which are convertible into 12,409,920 shares of common stock, and warrants to purchase an aggregate of 3,102,480 shares of common stock. Investors in the private placement received demand registration rights and piggyback registration rights with respect to the shares of common stock issuable upon conversion of the Series A Preferred Stock and exercise of the warrants, which rights commence 90 days after the date on which our common stock first becomes publicly traded (the “Start Date”). In the event such demand registration rights and/or piggyback registration rights are exercised and a registration statement is not filed with the SEC including all the registrable securities no later than 90 days following the Start Date and/or the registration statement is not declared effective by the SEC within 180 days following the Start Date (or is declared effective but can no longer be used to sell registrable securities), we must pay to each holder of registrable securities 1% percent of such holder’s purchase price of the units sold in the private placement for each 30 day period (pro rata for shorter periods) until such registration statement is filed with the SEC and/or declared effective or is able to be used by the holders of registrable securities as the case may be. Notwithstanding the foregoing, in no event shall any payment of liquidated damages exceed 6% of a holder’s purchase price of such holder’s unregistered registrable securities.

Anti-Takeover Provisions our Bylaws

Board of Directors Vacancies

Our Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Special Meeting of Shareholders

Our Bylaws provide that special meetings of our shareholders may be called by the president of the Company, the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Bylaws provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is not within 25 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which such notice of the date of annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Exchange Listing

We intend to apply to list our common stock on The Nasdaq Capital Market under the symbol “HOTH”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on The Nasdaq Capital Market, we cannot assure you that our common stock will be listed on The Nasdaq Capital Market and if listed, there will be an active market for our common stock.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be subject to a 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the [ ]-day lock-up period described below.

Equity Incentive Awards

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the shares of common stock that are issuable pursuant to our 2018 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

Lock-Up Agreements

Spherix Incorporated Lock-Up

We entered into a lock-up agreement with Spherix pursuant to which Spherix and its affiliates have agreed to not take any of the following actions until the 36 month anniversary of the Initial Public Offering: (i) offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any shares of common stock or common stock equivalents beneficially owned, held or hereafter acquired by Spherix (the “Spherix Securities”); (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Spherix Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce an intention to do either of the foregoing; or (ii) engage in any short selling of the Company’s common stock; provided, however, (i) Spherix may offer, sell, contract to sell, hypothecate, pledge, dividend or distribute to its shareholders or otherwise dispose of, directly or indirectly, up to an aggregate of 10% of the initially issued Spherix Securities, provided further that the recipients of the Spherix Securities shall not be permitted to resell such Spherix Securities until six months after the date of the Initial Public Offering, (ii) beginning 12 months after the date of the Initial Public Offering, Spherix may offer, sell, contract to sell, hypothecate, pledge, dividend or distribute to its shareholders or otherwise dispose of, directly or indirectly, up to an additional 10% of the initially issued Spherix Securities, (iii) beginning 24 months after the date of the Initial Public Offering, Spherix may offer, sell, contract to sell, hypothecate, pledge, dividend or distribute to its shareholders or otherwise dispose of, directly or indirectly, up to an additional 10% of the initially issued Spherix Securities and (iv) beginning 36 months after the date of the Initial Public Offering, Spherix may offer, sell, contract to sell, hypothecate, pledge, dividend or distribute to its shareholders or otherwise dispose of, directly or indirectly, the Spherix Securities without any restrictions. “Initial Public Offering” means the Company’s underwritten public offering of its securities for sale pursuant to a registration statement under the Securities Act for aggregate gross proceeds to the Company of not less than $5,000,000.

We, each of our directors and executive officers, and the holders of all of our outstanding shares of common stock prior to this offering, have agreed that, without the prior written consent of the representative of the underwriters, we and they will not, subject to limited exceptions, during the period ending [          ] days after the date of this prospectus:

●	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise;

●	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or

●	publicly announce an intention to do any of the foregoing.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our shares, has been or will be requested from the Internal Revenue Service (the “IRS”) or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

●	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

●	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

Distributions

As described in "Dividend Policy," we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under "—Gain on Disposition of Common Stock."

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax if certain certification and disclosure requirements are satisfied. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

●	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our common stock, or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes and therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you generally would be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) imposes a U.S. federal income withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to "foreign financial institutions" (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a "non-financial foreign entity" (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation and any applicable intergovernmental agreements on their investment in our common stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING (CONFLICTS OF INTEREST)

We have entered into an underwriting agreement with Laidlaw & Company (UK) Ltd., acting as the representative (the “representative”) of the several underwriters named below, with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of shares of common stock provided below opposite their respective names.

Underwriters	Number of Shares
Laidlaw & Company (UK) Ltd.
[QIU]

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [ ] additional shares of common stock to cover over-allotments, if any, at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Conflict of Interest

Persons associated with Laidlaw collectively beneficially own [ ]% of our outstanding common stock immediately prior to this offering. In particular, James Ahern, Managing Partner, and Matthew Eitner, Chief Executive Officer of Laidlaw each beneficially owned 3,000,000 shares of our common stock as of the date of this prospectus. Therefore, Laidlaw is deemed to have a “conflict of interest” under Rule 5121 of Financial Industry Regulatory Authority Inc. (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, which requires that a “qualified independent underwriter,” as defined by FINRA, participate in the preparation of the registration statement and exercise the usual standard of due diligence with respect to the registration statement that an underwriter would exercise on its own behalf. [QIU] has agreed to act as the “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. [QIU] will receive $[ ] for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify [QIU] against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. In accordance with Rule 5121, Laidlaw will not sell shares of our common stock to discretionary accounts without the prior written approval from the account holder.

Discount, Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be changed by the representative. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discount payable to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per share[1]	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$

1 Does not include the non-accountable expense allowance to be paid to the representative in the amount of 2.0% of the gross proceeds or the warrants to purchase shares of common stock equal to 5% of the number of shares sold in the offering (but not including any shares sold pursuant to the underwriters’ over-allotment option) to be issued to the representative at the closing.

We have agreed to reimburse the underwriters for certain out-of-pocket expenses, including the fees and disbursements of their counsel, up to an aggregate of $150,000. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to above, will be approximately $[ ].

The representative shall have a right of first refusal, for a period of twelve (12) months after the date this offering is completed, to act as underwriter, placement agent, financial advisor or in any other similar capacity, on the customary terms and conditions of the representative, in the event we retain or otherwise use (or seek to retain or use) the services of an investment bank to pursue an offering of our securities (in addition to this offering) or engage in a merger, acquisition, or equivalent transaction.

Representative’s Warrants

We have also agreed to issue to the representative warrants to purchase a number of our shares of common stock equal to an aggregate of 5% of the shares of common stock sold in this offering (but not including any shares sold pursuant to the underwriters’ over-allotment option). The warrants will have an exercise price equal to 125% of the initial public offering price of the shares of common stock sold in this offering and may be exercised on a cashless basis. The warrants are not redeemable by us and will expire on the fifth anniversary of the effective date of this offering. The warrants provide for one demand registration of the shares of common stock underlying the warrants at our expense commencing 180 days after the effective date of this offering and for a period of no more than five years from the effective date of this offering or the commencement of sales of shares in this offering. In addition, the warrants provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock for a period of not more than seven years from the effective date of the of the offering or the commencement of sales of shares in this offering. The warrants will provide for adjustment in the number and price of such warrants (and the shares of common stock underlying such warrants) in the event of recapitalization, merger or other fundamental transaction. The warrants and the underlying shares of common stock have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the warrants nor any shares of our common stock issued upon exercise of the warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the warrants are being issued, except the transfer of any security:

●	by operation of law or by reason of reorganization of the Company;

●	to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

●	if the aggregate amount of securities of the Company held by either an underwriter or a related person do not exceed 1% of the securities being offered;

●	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

●	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

In addition, in accordance with FINRA Rule 5110(f)(2)(G), the warrants may not contain certain terms.

No Public Market

Prior to this offering, there has not been a public market for our common stock and the public offering price for our common stock will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

No assurance can be given that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers, directors and certain of our stockholders have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representative. This 180-day period may be extended if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 180-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the representative must notify us of the impending release or waiver and we will be required to announce the impending release or waiver through a major news service at least two business days before the release or waiver.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing and Transfer Agent

We intend to apply to list our common stock on the Nasdaq Capital Market under the trading symbol “HOTH”. The transfer agent of our common stock is Continental Stock Transfer & Trust Company.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

In particular, on July 6, 2017, we entered into an engagement agreement with the representative. We agreed to pay representative a fee in the amount of 10% of the gross proceeds of the private placement of our securities received from investors at the closing of such offering as well as a non-accountable expense reimbursement equal to 2% of the gross proceeds received from investors at the closing of such offering. In addition, the representative received seven year warrants to purchase such number of shares of Common Stock of the Company equal to 10% of the aggregate number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock issued in the offering and the number of shares of Common Stock underlying the warrants issued or issuable in the offering at an exercise price equal to the lowest price per share of the shares or warrants issued or issuable to investors in the offering. Furthermore, the representative was paid an activation fee of $50,000 at the initial closing of the offering.

Certain Officers of the representative are founders and material stakeholders of the Company. Specifically, on May 16, 2017, Matthew Eitner and James Ahern, the Chief Executive Officer and Head of Capital Markets of the representative, respectively, each purchased 3,000,000 founders’ shares of Common Stock the Company for an aggregate purchase price of $3,000. In addition, they each loaned the Company an aggregate of $102,000, which loans, together with a $48,000 original issue discount, have since been repaid.

Selling Restrictions

Canada. The offering of the common stock in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the common stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 - Prospectus Exemptions, and as a “permitted client” as such term is defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any offer and sale of the common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the common stock is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the common stock by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the common stock outside of Canada.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive each, a Relevant Member State, no offer to the public of any of our shares of common stock will be made, other than under the following exemptions:

●	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the issuer for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock will result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or any supplementary prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer so as to enable an investor to decide to purchase or subscribe for any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. This document is not an approved prospectus for the purposes of section 85 of the UK Financial Services and Markets Act 2000, as amended, or FSMA, and a copy of it has not been, and will not be, delivered to or approved by the UK Listing Authority or approved by any other authority which could be a competent authority for the purposes of the Prospectus Directive.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are “qualified investors” within the meaning of section 86(7) of FSMA that are also (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth companies, unincorporated associations or partnerships and the trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

Any person in the United Kingdom that is not a relevant person should not act or rely on these documents or any of their contents. Any investment, investment activity or controlled activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons. Accordingly, this document has not been approved by an authorized person, as would otherwise be required by Section 21 of FSMA. Any purchaser of shares of common stock resident in the United Kingdom will be deemed to have represented to us and the underwriters, and acknowledge that each of us and the underwriters are relying on such representation, that it, or the ultimate purchaser for which it is acting as agent, is a relevant person.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Lowenstein Sandler LLP, New York, New York.

EXPERTS

The balance sheet of Hoth Therapeutics, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholders’ equity and cash flows for the period May 16, 2017 (inception) through December 31, 2017, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been included in this Registration Statement, of which this Prospectus forms a part, incorporated herein in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

FINANCIAL STATEMENTS

HOTH THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Hoth Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Hoth Therapeutics, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholders' equity and cash flows, for the period from May 16, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from May 16, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally acceptable in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2018

/s/ WithumSmith+Brown, PC

April 27, 2018

Hoth Therapeutics, Inc.

Balance Sheet

December 31,
2017

ASSETS
Current assets
Cash and cash equivalents	$1,230,440
Total current assets	1,230,440

Other assets:
Property and equipment, net	3,492
Total other assets	3,492

Total assets	$1,233,932

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$47,924
Accrued expenses	1,542
Total current liabilities	49,466

Total liabilities	49,466

Commitments and contingencies

Stockholders’ equity
Convertible preferred stock, 0.0001 par value, 5,000,000 shares authorized; 1,725,980 shares issued and outstanding	173
Common stock, 0.0001 par value, 75,000,000 shares authorized; 18,825,109 shares issued and outstanding	1,882
Additional paid-in-capital	3,197,892
Accumulated deficit	(2,015,481)
Total stockholders’ equity	1,184,466
Total liabilities and stockholders’ equity	$1,233,932

The accompanying notes are an integral part of these financial statements.

Hoth Therapeutics, Inc.

Statement of Operation

For the Period from May 16, 2017 (Inception) through December 31, 2017
Operating costs and expenses
Research and development	$67,280
Research and development - license acquired	519,563
Compensation and related expenses (including stock-based compensation)	1,015,975
Professional fees	213,415
Rent	11,185
Other expenses	44,063
Total operating expenses	1,871,481
Loss from operations	(1,871,481)

Other expenses
Interest expense	144,000
Total other expenses	144,000

Net loss	$(2,015,481)

Weighted average number of common shares outstanding, basic and diluted	18,090,613

Net loss per share, basic and diluted	$(0.11)

The accompanying notes are an integral part of these financial statements.

Hoth Therapeutics, Inc.

Statement of Changes in Stockholders’ Equity

	Convertible Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Paid-in	Deficit	Equity
Balance at May 16, 2017 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock for cash	—	—	6,800,000	680	674,320	—	675,000
Stock-based compensation (See note 7)	—	—	720,000	72	956,124	—	956,196
Nominal amount paid for shares (See note 7)			9,000,000	900	8,100	—	9,000
Stock issued for research and development	—	—	250,000	25	24,800	—	24,825
Stock issued for acquired license	—	—	2,055,109	205	219,358	—	219,563
Issuance of Series A Convertible Preferred Stock and warrants for cash in an offering (net of offering costs of $410,617)	1,725,980	173	—	—	1,143,621	—	1,143,794
Warrant value related to Issuance of Series A Convertible Preferred Stock	—	—	—	—	171,569	—	171,569
Net loss	—	—	—	—	—	(2,015,481)	(2,015,481)
Balance at December 31, 2017	1,725,980	$173	18,825,109	$1,882	$3,197,892	$(2,015,481)	$1,184,466

The accompanying notes are an integral part of these financial statements.

Hoth Therapeutics, Inc.
Statement of Cash Flows

For the Period
from May 16,
2017 (Inception)
through
December 31,
2017
Cash flows from operating activities
Net loss	$(2,015,481)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expenses	188
Research and development-licenses acquired, expensed	519,563
Stock issued for research and development	24,825
Stock-based compensation	956,196
Changes in assets and liabilities:
Accounts payable	47,924
Accrued expenses	1,542
Net cash used in operating activities	(465,243)

Cash flows from investing activities
Purchase of research and development licenses	(300,000)
Purchase of property and equipment	(3,680)
Net cash used in investing activities	(303,680)

Cash flows from financing activities
Proceeds from issuance of common stock	675,000
Proceeds from issuance of Series A Convertible Preferred Stock and warrants for cash in an offering (net of offering cost of $410,617)	1,315,363
Proceeds from issuance of notes payable	204,000
Repayment of notes payable	(204,000)
Proceeds from issuance of notes payable - related party	102,000
Repayment of notes payable - related party	(102,000)
Nominal amount paid for shares by employees and non-employees	9,000
Net cash provided by financing activities	1,999,363

Net increase in cash and cash equivalents	1,230,440
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$1,230,440

Cash paid for interest	$144,000

Non-cash investing and financing activities
Common stock issued for acquired license	$219,563

The accompanying notes are an integral part of these financial statements.

Hoth Therapeutics, Inc.
Notes to Financial Statements

Note 1—Organization and description of business operations

Hoth Therapeutics, Inc. (“Hoth” or the “Company”) was incorporated under the laws of the State of Nevada on May 16, 2017. The Company’s primary asset is a sublicense agreement with Chelexa Biosciences, Inc. (“Chelexa”) pursuant to which Chelexa has granted the Company an exclusive sublicense to use its BioLexa Platform, a proprietary, patented, drug compound platform developed at the University of Cincinnati. The license enables the Company to develop the platform for all indications in humans. The Company’s initial focus will be on the treatment of eczema. The BioLexa Platform combines a U.S. Food and Drug Administration (“FDA”) approved zinc chelator with one or more approved antibiotics in a topical dosage form to address unchecked eczema flare-ups by preventing the formation of infectious biofilms and the resulting clogging of sweat ducts which trigger symptoms. To the Company’s knowledge, it is the first product candidate intended to prevent the symptom triggering flare-ups rather than simply treating symptoms when they occur.

On May 26, 2017, the Company entered into a sublicense agreement with Chelexa pursuant to which Chelexa granted the Company an exclusive sublicense to make, use, have made, import, offer for sale, and sell products based upon or involving the use of (i) topical compositions comprising a zinc chelator and gentamicin and (ii) zinc chelators to inhibit biofilm formation (the “BioLexa Platform” or “BioLexa”), which rights were originally granted to Chelexa pursuant to an exclusive license agreement with the University of Cincinnati. In addition, Chelexa granted the Company the right to issue exclusive and nonexclusive sublicenses (with the right to further sublicense to third parties) to make, use, have made, import, offer for sale, and sell products based upon the BioLexa Platform.

Liquidity and capital resources

The Company has incurred substantial operating losses since inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of December 31, 2017, the Company had an accumulated deficit of approximately $2.0 million.

The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company believes that its cash balance as of December 31, 2017 will enable it to continue to fund operations in the normal course of business for more than a 12-month period from the date of filing these financial statements. Until the Company can generate sufficient levels of cash from operations, which it does not expect to achieve in the near future, and because sufficient funds may not be available to it when needed, the Company expects that it will be required to continue to fund its operations in part through the sale of debt or equity securities.

The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt or debt securities may contain covenants that limit the Company’s operations or ability to enter into certain transactions.

Between May 16, 2017 (Inception) and December 31, 2017 the Company issued 15,800,000 common shares for $684,000.

Between October 25, 2017 and December 31, 2017, the Company raised $1.3 million (net of offering costs) in cash from investors in exchange for the issuance of 17.26 units (“Unit”) of securities of the Company. Each Unit consists of (a) 100,000 shares of Series A Preferred Stock, par value $0.0001 per share, of the Company (the “Preferred Shares”) at a purchase price of $1.00 per share, which Preferred Shares are convertible into an aggregate of 400,000 shares (the “Conversion Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (b) a warrant to purchase shares of Common Stock equal to 25% of the Conversion Shares at an exercise price per share equal to $0.25 per share.

Note 2—Significant accounting policies

Basis of presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in the Company’s financial statements relate to the valuation of preferred and common stock, and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Hoth Therapeutics, Inc.
Notes to Financial Statements

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. There were no cash equivalents as of December 31, 2017.

Concentrations of credit risk and off-balance sheet risk

Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company’s cash and cash equivalents are deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash and cash equivalents are held. The Company has no financial instruments with off-balance sheet risk of loss.

Research and development costs

Research and development costs, including acquired in-process research and development expenses for which there is no alternative future use, are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Fair value measurement

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3:	Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The carrying amount of the Company’s financial instruments, including cash, accounts payable and accrued expense approximate their fair values.

Convertible Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred stock subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders’ equity.

Hoth Therapeutics, Inc.
Notes to Financial Statements

The Company accounts for convertible preferred stock with detachable warrants in accordance with ASC 470: Debt and allocated proceeds received to the convertible preferred stock and detachable warrants based on relative fair values. The Company evaluated the classification of its convertible preferred stock and warrants and determined that such instruments meet the criteria for equity classification. The Company recorded the related issuance costs and value ascribed to the warrants as a reduction of the convertible preferred stock as a component of additional paid in capital.

The Company has also evaluated its convertible preferred stock and warrants in accordance with the provisions of ASC 815, Derivatives and Hedging, including consideration of embedded derivatives requiring bifurcation. The issuance of the convertible preferred stock could generate a beneficial conversion feature (“BCF”), which arises when a debt or equity security is issued with an embedded conversion option that is beneficial to the investor or in the money at inception because the conversion option has an effective strike price that is less than the market price of the underlying stock at the commitment date. The Company recognized the BCF by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of common stock per share on the commitment date, to additional paid-in capital, resulting in a discount on the convertible preferred stock. As the convertible preferred stock may be converted immediately, the Company recognized the BCF as a deemed dividend in the statement of operations.

Accounting for Warrants

The Company accounts for the issuance of common stock purchase warrants issued in connection with the equity offerings in accordance with the provisions of ASC 815, Derivatives and Hedging (“ASC 815”). The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). In addition, Under ASC 815, registered common stock warrants that require the issuance of registered shares upon exercise and do not expressly preclude an implied right to cash settlement are accounted for as derivative liabilities. The Company classifies these derivative warrant instruments on the balance sheet as a component of stockholders’ equity.

Stock-based compensation

The Company expenses stock-based compensation to employees and non-employees over the requisite service period based on the estimated grant-date fair value of the awards. Stock-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company records the expense for stock-based compensation awards subject to performance-based milestone vesting over the remaining service period when management determines that achievement of the milestone is probable. Management evaluates when the achievement of a performance-based milestone is probable based on the expected satisfaction of the performance conditions at each reporting date. All stock-based compensation costs are recorded in general and administrative or research and development costs in the statement of operations based upon the underlying employees’ or non-employees’ roles within the Company.

Income taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Hoth Therapeutics, Inc.
Notes to Financial Statements

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Since the Company had a net loss in the period presented, basic and diluted net loss per common share are the same.

The following were excluded from the computation of diluted shares outstanding due to the losses from May 16, 2017 (Inception) through December 31, 2017, as they would have had an anti-dilutive impact on the Company’s net loss:

Potentially dilutive securities	As December 31, 2017
Series A Convertible Preferred Stock (Common Stock Equivalent)	6,903,920
Warrants	1,725,980
Total	8,629,900

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company does not anticipate that ASU No. 2016-02 will have a material impact on its financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. It is effective prospectively for the annual period ending December 31, 2018 and interim periods within that annual period. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the financial statements and disclosures, but does not expect it to have a significant impact.

Note 3—License agreement Chelexa BioSciences, Inc.

Chelexa BioSciences has an exclusive license from the University of Cincinnati to make, use, have made, import for sale, sell and sublicense certain licensed products. In May 2017, the Company paid $300,000 for development and commercialization expenses and issued 1,000,000 shares of the Company’s common stock, with an estimated value of approximately $99,000, to Chelexa for an exclusive sublicense to Chelexa’s rights to the certain licensed products.

Hoth will also issue to Chelexa additional common shares in Hoth as is required to ensure that Chelexa’s ownership position in Hoth remains at 10% of the fully-diluted equity of Hoth until Hoth has closed an equity or debt financing of at least $3 million (“Additional Equity Shares”). Between August 17, 2017 (Inception) and December 31, 2017, the Company issued Additional Equity Shares 1,055,109 shares of the Company’s common stock, with an estimated value of approximately $120,000. The Company records the Additional Equity Shares in connection with this license agreement as contingent consideration. Contingent consideration is recorded when probable and reasonably estimable.

The Company is subject to total milestone payments of $3.5 million, royalty payments and has agreed to fund all development and commercialization costs related to the licensed products.

The commercialization expenses with Chelexa BioSciences were accounted for as an asset acquisition pursuant to ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, as the majority of the fair value of the assets acquired was concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. Because the BioLexa products for which Hoth has sublicensed had not yet received regulatory approval, $0.5 million of the payments to Chelexa for these assets was expensed in the Company’s statement of operations for the period from Inception to December 31, 2017. In addition, the potential milestone payments are not yet considered probable, and no milestone payments have been accrued at December 31, 2017.

Hoth Therapeutics, Inc.
Notes to Financial Statements

Note 4—Notes payable

In May 2017, the Company had entered into notes of $450,000 with an original issue discount of $144,000. The notes were due and payable upon the Company raising additional capital in excess of $500,000. These notes were paid off on July 5, 2017. The Company’s Chief Executive Officer, participated in one-third of this note payable transaction or $150,000.

Note 5—Related party

A director of the Company, is also the executive chairman of Chelexa.

Note 6—Convertible Preferred stock and Warrants

As of December 31, 2017, the Company had 5,000,000 shares of $0.0001 par value preferred stock authorized with 1,725,980 shares outstanding.

The Preferred Shares are not mandatorily redeemable and does not embody an unconditional obligation to settle in a variable number of equity shares. As such, Preferred Shares are classified as permanent equity on the balance sheet. The holders’ contingent redemption right in the event of certain deemed liquidation events does not preclude permanent equity classification. Further, the Preferred Shares is considered an equity-like host for purposes of assessing embedded derivative features for potential bifurcation. The embedded conversion feature is considered to be clearly and closely related to the associated preferred stock host instrument and therefore was not bifurcated from the equity host.

The Company has determined that the warrants should be accounted as a component of stockholders’ equity. On the issuance date, the Company estimated the relative fair value of the warrants at $0.2 million using the Black-Scholes option pricing model using the following primary assumptions: expected life of 7.0 years, volatility rate of 75.0%, risk-free interest rate of 1.39% and expected dividend rate of 0%. Based on the warrant’s relative fair value to the fair value of the Series A Preferred, approximately $0.2 million of the $1.3 million of aggregate fair value was allocated to the warrants, creating a corresponding preferred stock discount in the same amount.

Note 7—Stock-based compensation

Employees

In May 2017, the Company’s Chief Executive Officer and co-founder was issued 3,000,000 common stock for a nominal price of $3,000. The stock was valued at $0.0993 per common share based on the cash price paid for the 6,800,000 shares in May 2017. The difference between the approximately $298,000 valuation of the 3,000,000 shares and the $3,000 paid was recorded as stock compensation expense.

Directors

During the period from May 16, 2017 (inception) through December 31, 2017, the Company issued total of 620,000 common stock to four directors. The stock was valued at $0.0993 per common share based on the cash price paid for the 6,800,000 shares in May 2017. The approximately $62,000 valuation of the 620,000 shares was recorded as stock compensation expense.

Other Co-Founders

In May 2017, two founders were each issued 3,000,000 common shares for a nominal price of $3,000 each (totaling 6,000,000 common stock for $6,000). The Company also issued 100,000 common shares to another consultant. The stock was valued at $0.0993 per common share based on the cash price paid for the 6,800,000 shares in May 2017. The difference between the approximately $606,000 valuation of the 6,100,000 shares and the $6,000 paid was recorded as stock compensation expense.

Hoth Therapeutics, Inc.
Notes to Financial Statements

Stock-based compensation expense for the period from May 16, 2017 (inception) to December 31, 2017 was comprised of the following:

For the Period from
May 16, 2017
(Inception) through
December 31, 2017
Employee common stock awards	$294,900
Directors common stock awards	61,566
Other Co-Founders common stock awards	599,730
$956,196

Note 8—Commitments and contingencies

Office lease

The Company leases office space that commenced on July 15, 2017, for $2,000 a month which terminates on July 31, 2018. The Company recorded approximately $11,000 of rent expense from May 16, 2017 (inception) through December 31, 2017.

Litigation

The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Note 9—Income taxes

At December 31, 2017, the Company’s deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following:

Deferred tax assets:
Net operating loss carryforward	$317,700
License acquired	107,692

Total deferred tax assets	425,392
Valuation allowance	(425,392)
Deferred tax asset, net of allowance	$—

The following is a reconciliation of the U.S. federal statutory rate to the effective income tax rates for the period from May 16, 2017 (Inception) through December 31, 2017:

Statutory federal income tax rate	(34.0)%
State taxes, net of federal tax benefit	(0.1)%
Federal tax rate change	13.0%
Meals and entertainment	0.1%
Change in valuation allowance	21.1%
Income taxes provision (benefit)	—%

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax assets will not be realized and, accordingly, has provided a full valuation allowance against its net deferred tax assets.

As of December 31, 2017, the Company had federal and state net operating loss carryforwards of approximately $1,503,000. The federal and state net operating loss carryforwards generated in the 2017 tax year will begin to expire, if not utilized, by 2037. Utilization of the net operating loss carryforwards may be subject to an annual limitation according to Section 382 of the Internal Revenue Code of 1986 as amended, and similar provisions.

Hoth Therapeutics, Inc.
Notes to Financial Statements

At December 31, 2017, the Company did not have any significant uncertain tax positions. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2017, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

The 2017 federal and state tax year for the Company remains open for the assessment of income taxes.

Note 10. Subsequent Events

Between January 19, 2018 and February 15, 2018, the Company raised $1.2 million (net of offering costs) in cash from investors in exchange for the issuance of 13.77 units of Preferred Shares (see note 1) of the Company.

[       ] Shares

Hoth Therapeutics, Inc.

Common Stock

Prospectus

                         , 2018

Laidlaw & Company (UK) Ltd.

Until , 2018 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$
FINRA filing fee	$
The Nasdaq Capital Market initial listing fee	$
Blue sky qualification fees and expenses	$
Transfer agent and registrar fees	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing and engraving expenses	$
Miscellaneous	$

Total	$

Item 14.    Indemnification of Directors and Officers

Section 78.7502(1) of the Nevada Revised Statutes provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action brought by or on behalf of the corporation) if that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, if that person acted in good faith and in a manner which that person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, alone, does not create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and that, with respect to any criminal action or proceeding, the person had reasonable cause to believe his action was unlawful.

Section 78.7502(2) of the Nevada Revised Statutes provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or on behalf of the corporation to procure a judgment in its favor because the person acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys’ fees, actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, if the person acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502(3) of the Nevada Revised Statutes further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections 1 and 2 thereof, or in the defense of any claim, issue or matter therein, that person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection therewith.

Section 78.751 of the Nevada Revised Statutes provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, the articles of incorporation, bylaws or an agreement made by the corporation may provide for the payment of the expenses of a director or officer of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification. Section 78.751 of the Nevada Revised Statutes further provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

Section 78.752 of the Nevada Revised Statutes provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

Articles of Incorporation

Our Articles of Incorporation provide that the Company shall, to the fullest extent permitted by the provisions of Section 78.751 of the Nevada Revised Statutes, indemnify any and all persons whom it shall have the power to indemnify under such section.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

Item 15.    Recent Sales of Unregistered Securities

On May 16, 2017, Robb Knie, Chief Executive Officer of the Company and Matthew Eitner and James Ahern, the Chief Executive Officer and Head of Capital Markets of the representative, respectively, each purchased 3,000,000 founders’ shares of the Company for an aggregate purchase price of $3,000.

From May, 2017 until February, 2018, the Company issued an aggregate of 2,907,777 shares of the Company’s common stock pursuant to the terms of a license agreement.

On June 30, 2017, the Company issued 6,800,000 shares of common stock to one investor for gross proceeds of $675,000.

In July 2017, the Company issued an aggregate of 520,000 shares of the Company’s common stock to three consultants for services rendered.

From July 2017 until August 2017, the Company issued an aggregate of 250,000 shares of the Company’s common stock to members of the Company’s Technology Advisory Board for services rendered.

From October 25, 2017 until February 15, 2018, we issued an aggregate of 3,102,480 shares of our Series A Preferred Stock and warrants to purchase up to 3,102,480 shares of our common stock to accredited investors for gross proceeds of $3,102,480.

In December 2017, the Company issued 100,000 shares of the Company’s common stock to an employee for services rendered.

In March 2018, the Company issued 50,000 shares of the Company’s common stock to a member of the Company’s Technology Advisory Board for services rendered.

In May 2018, the Company issued an aggregate of 520,000 shares of the Company’s common stock pursuant to the 2018 Plan to employees and directors for services rendered.

The foregoing offers, sales and issuances were exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D thereunder.

EXHIBIT INDEX

Exhibit No.		Description
1.1	**	Form of Underwriting Agreement
3.1	*	Articles of Incorporation, currently in effect
3.2	*	Amendment to Articles of Incorporation, currently in effect
3.3	**	Form of Amended and Restated Articles of Incorporation, to be effective immediately prior to the closing of this offering
3.4	*	Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock
3.5	*	Bylaws, currently in effect
3.6	**	Form of Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering
4.1	*	Specimen Stock Certificate evidencing the shares of common stock
5.1	**	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1	+*	Robb Knie Employment Agreement dated June 1, 2017
10.2	+*	Amendment to Robb Knie Employment Agreement dated August 4, 2017
10.3	+**	Form of Amendment and Restated Employment Agreement between Hoth Therapeutics, Inc. and Robb Knie, to be effective on the closing of the offering contemplated by this registration statement
10.4	#*	Sublicense Agreement with Chelexa Biosciences, Inc. dated May 26, 2017
10.5	#*	License Agreement with the University of Cincinnati dated May 18, 2018
10.6	*	Amended and Restated Stockholders Agreement dated October 25, 2017
10.7	*	Office Service Agreement with Regus dated June 26, 2017
10.8	*	Form of Warrant
10.9	*	Form of Unit Purchase Agreement
10.10	*	Form of Investor Rights Agreement
10.11	+*	2018 Equity Incentive Plan
10.12	*	Renewal Agreement with Regus dated April 9, 2018
10.13	*	Form of Securities Purchase Agreement
10.14	*	Form of Registration Rights Agreement
23.1	**	Consent of WithumSmith+Brown, PC
23.2	**	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on the signature page to this registration statement)

* filed herewith.

** to be filed by amendment.

+ Indicates a management contract or any compensatory plan, contract or arrangement.

# Confidential treatment is being requested for portions of this exhibit. These portions have been omitted from the registration statement and have been filed separately with the Securities and Exchange Commission.

Item 17.    Undertakings

        (a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Hoth Therapeutics, Inc. pursuant to the foregoing provisions, or otherwise, Hoth Therapeutics, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Hoth Therapeutics, Inc. of expenses incurred or paid by a director, officer or controlling person of Hoth Therapeutics, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Hoth Therapeutics, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)    The undersigned hereby further undertakes that:

        (1)   For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Hoth, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 21st day of June, 2018.

Hoth Therapeutics, Inc.

By:	/s/ Robb Knie
Robb Knie
Its:	Chief Executive Officer
(Principal Executive Officer and Principal Accounting and Financial Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robb Knie, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Robb Knie	June 21, 2018
Robb Knie
Chief Executive Officer and Director (Principal Executive Officer and Principal Accounting and Financial Officer)

/s/ Vadim Mats	June 21, 2018
Vadim Mats
Director

/s/ Kenneth Rice	June 21, 2018
Kenneth Rice
Director

/s/ Anthony Hayes	June 21, 2018
Anthony Hayes
Director